574

04024767

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hong Kong & China Gas Co. Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

FILE NO. 82- 1543

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

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DAT : 5/4/04

Rule 12g3-2(b)
Securities Act 1934

ARIS
12-31-03

ANNUAL REPORT 2003



CONTENTS



OUR VISION to be Asia's leading clean-energy supplier came closer to reality in 2003, with the establishment of ten more city piped gas joint ventures in mainland China and the imminent finalisation of three more, bringing our total portfolio to 24. A few of these projects have already adopted natural gas and the remainder will do so within the next few years. By then they will collectively be delivering in excess of 4 billion cubic metres of natural gas a year to escalating numbers of residential, commercial and industrial users.

OUR COMMITMENT to be a quality service provider continued apace in 2003. Not only did we launch another appliance brand, SIMPA, to meet the distinctive needs of the local mass market and complement our more exclusive TGC range, we also introduced more value-added services, such as professional design consultants, into our new-look customer centres. At the same time, we gave our mainland joint ventures a leading-edge in customer care excellence by stepping up transfer of expertise in service provision and gas safety. The results speak for themselves in that we are now receiving considerable media publicity and praise for our safety inspection programmes and the noticeable improvement in service efficiency.

OUR STRATEGY for sustaining value is to ensure we set, rather than follow, the pace of change. We recognise that innovation is the engine that powers business growth and the key to maintaining our enviable standing within the industry. On the home front, our never-ending drive to release the creativity from which new ideas and thinking emerge and flourish saw our winning two prestigious awards during the year for groundbreaking marketing and customer service concepts. Over the border, this very same innovative spirit is leading the way in bringing new gas applications to rapidly growing urban areas where the need for heated water, space heating and commercial gas cooling systems is generating an expanding gas consumption market.

OUR FUTURE is firmly aligned with continuing investment in mainland China gas projects. With the Central Government promoting the use of natural gas and the country being the second largest consumer of energy in the world, potential growth is enormous. To this end, we are actively working to make the Towngas name increasingly well-known by opening customer centres, offering new products and developing our reputation for safety and service. In expanding our portfolio in strategic locations, we are positioning ourselves to exploit China's environmental and strategic imperatives for cleaner air, escalating demand for piped gas and budding appreciation of quality services.

OUR PERFORMANCE was therefore determined by two differing economies in 2003. In China, the growing gas distribution market, increasing availability of natural gas and positive Government sentiment towards foreign investors fuelled opportunities which we astutely leveraged. In our Hong Kong market however, deflation, economic downturn and the effect of Severe Acute Respiratory Syndrome impacted sales especially in the restaurant and hotel sector in the first half of the year. Yet by the end of December, following a rapid turn around in the economy, consumer sentiment, and inbound tourists particularly from the mainland, the scene was set for a much more promising and prosperous 2004.

THE YEAR'S HIGHLIGHTS

	2003	2002	Change %
OPERATING (COMPANY)			
Number of Customers as at 31st December	**1,520,166**	1,470,738	+3
Number of Customers per km of Mains	**510**	502	+2
Installed Capacity, thousand m^3 per hour	**458**	458	–
Peak Hourly Demand, thousand m^3	**472**	450	+5
Town Gas Sales, million MJ	**27,002**	26,641	+1
Number of Employees as at 31st December	**1,986**	1,989	–
Number of Customers per Employee	**765**	739	+4
FINANCIAL			
Turnover, HK million dollars	**7,289**	6,878	+6
Profit attributable to Shareholders, HK million dollars	**3,051**	3,048*	–
Dividends, HK million dollars	**1,975**	1,992	-1
SHAREHOLDERS			
Issued Shares, million of shares	**5,644**	5,691	-1
Shareholders' Funds, HK million dollars	**16,482**	15,829*	+4
Earnings per Share, HK cents	**53.9**	53.6*	+1
Dividends per Share, HK cents	**35.0**	35.0	–
Shareholders' Funds, HK dollars per share	**2.92**	2.78*	+5
Number of Shareholders as at 31st December	**13,268**	13,582	-2

** Adjusted for the revised SSAP 12 "Income Taxes"*

FIVE-YEAR SUMMARY

Town Gas Sales
Company (Million MJ)



30,000
25,000
20,000
15,000
10,000
5,000
0
99
00
01
02
03
Industrial
Commercial
Residential

Number of Customers per Employee (Company)



800
700
600
500
400
300
200
100
0
99
00
01
02
03

Profit Attributable to Shareholders (HK$ million)



3,200
3,100
3,000
2,900
2,800
2,700
2,600
2,500
99
00
01
02
03

Dividends
(HK$ million)



2,100
1,800
1,500
1,200
900
600
300
0
99
00
01
02
03

CHAIRMAN'S STATEMENT



"The Group's businesses developed steadily in 2003... The Board of Directors looks forward to yet another year of steady growth in 2004."

The Year's Results

The Group's businesses developed steadily in 2003. Total gas sales volume in Hong Kong rose by 1.4 per cent over the previous year. Profit attributable to shareholders for the year was HK$3,051 million, an increase of HK$3 million as compared with 2002. As there were share repurchases during 2003, earnings per share increased from HK 53.6 cents for 2002 to HK 53.9 cents for 2003.

During the year under review, the Group further invested HK$677 million in pipelines and facilities. As at the end of 2003, the number of customers reached 1,520,166, an increase of 49,428 over 2002.

Business Development in China

The Group continues to expand its foothold on the mainland and invest in natural gas projects as a long-term strategic priority for its core business development.

China's entry into the World Trade Organization is boosting prosperity of the national economy leading to an increasing need for energy, in particular a surge in the demand for clean fuel. As the laying of natural gas trunklines is in progress, a national policy to improve the energy mix has been gradually implemented in cities nationwide. By encouraging the construction of natural gas infrastructure, the government strives to promote the use of natural gas to replace polluting fuels such as coal and heavy oil to enhance urban air quality. This national policy favours expansion of the Group's core business on the mainland.

Since the fourth quarter of 2003, the West-to-East gas pipeline has gradually started supplying natural gas to East China and this will soon extend to the

Group's city piped gas projects in Jiangsu, Anhui, etc., helping to drive rapid growth in commercial, industrial and residential gas consumption. Other areas will also be supplied with natural gas from 2005 onwards.

In 2003, the Group particularly focused on developing its mainland business within the economically prosperous regions of Guangdong, East China, Shandong and Central China where natural gas supply is imminent and achieved good progress. The Group has thus far concluded 24 city piped gas joint venture projects on the mainland, including those in large-scale cities such as Shenzhen, Nanjing, Wuhan and Jinan.

The Group's mainland joint ventures have been operating well and are gaining a reputation for safe operation and provision of quality services which is enhancing the Group's standing with municipal governments and local citizens and creating substantial positive media publicity.

In line with the Group's development strategy, our investment holding company, Hong Kong & China Gas Investment Limited, established in Shenzhen, Guangdong Province in early 2002, manages the Group's mainland businesses and is playing an important role in ensuring the effective development of our joint ventures.

Following the arrival of natural gas in various mainland regions, the Group will continue to negotiate with more cities for prime piped gas joint ventures taking into consideration of the economic development of the cities.

Impact of SARS Outbreak on Towngas' Business

The spread of Severe Acute Respiratory Syndrome (SARS) in Hong Kong, starting in mid-March 2003 and lasting for over three months, had a devastating impact on different business sectors due to the drastic fall in the number of inbound visitors and fragile local consumer sentiment. Although there was a rise in residential gas sales, the impact of the SARS outbreak on the restaurant and hotel sector led to a fall in commercial and industrial gas sales. As a result, overall gas sales volume for the year was lower than expected.

To bring relief to the restaurant and hotel sector in Hong Kong, the Group allowed this sector to apply for an extension of the credit payment period for two months for the period from May through July 2003. The response to this was favourable with about 3,000 customers benefiting from this measure, involving a combined bill amount totalling about HK$200 million. In partnership with the Hong Kong Catering Industry Association, the Group also sponsored HK$2 million for a four-month programme to promote hygiene in restaurants so as to revive consumer confidence in dining out.

Business for the restaurant and hotel sector has since improved following the containment of the SARS outbreak and removal of Hong Kong from the list of infected areas by the World Health Organization in late June 2003. During the second half of 2003, revival was further boosted due to the positive impact on Hong Kong's economy following the signing of the Closer Economic Partnership Arrangement between the mainland and Hong Kong and the implementation of a new mainland policy which allows residents from Guangdong, Beijing and Shanghai to visit Hong Kong in an individual capacity.

Pipelaying Projects

Paralleling Hong Kong's development, several substantial pipelaying projects are at the planning stage or are currently underway. Construction of a 3,500 kPa 750 mm-diameter transmission pipeline in the eastern New Territories is progressing smoothly.

Pipelaying work for the extension of gas supply to an international theme park at Penny's Bay on Lantau Island commenced in March 2002 and is scheduled for completion in April 2004. Gas sales in Hong Kong are expected to increase once this theme park opens.

International and Local Recognition

The Group gives high priority to quality management, customer services and enhancement of shareholder value, all of which have consistently won us public recognition, both abroad and locally. In 2003, the Group continued to be rated as one of Hong Kong's top ten leading companies in the Far Eastern Economic Review's survey of Asian businesses. The Group was also rated as one of the top ten companies in Yazhou Zhoukan's 2003 Chinese Business 500 listing and retained fifth ranking for Hong Kong.

The Group has always promoted an innovative culture and provided our customers with creative products and services. In 2003, Towngas Avenue won the Innovation Grand Award in the 2003 Hong Kong Awards for Services organised by the Hong Kong General Chamber of Commerce. The Group also won the Gold Award for "Most Effective Use of Corporate Identity, Product Design and Packaging" in the Asian Brand Marketing Effectiveness Awards organised by MEDIA magazine in 2003.

Property Developments

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station project. Phase One office tower and shopping mall have been leased out. Phase Two comprises the 88-storey Two International Finance Centre office tower, which was completed in the second quarter of 2003; fourteen floors have been sold to the Hong Kong Monetary Authority for HK$3,699 million and the leasing of the remaining floors is progressing well. Phase Two shopping mall was launched commercially in October 2003. IFC Mall has attracted a variety of international brand names and is the largest shopping and entertainment hub in Hong Kong's downtown, Central District. The project's six-star hotel tower and service apartment tower, both to be managed by Four Seasons Hotels and Resorts, are scheduled for completion by the end of 2004.

The Group has a 50 per cent interest in the Sai Wan Ho Ferry Concourse Development project. Construction of the superstructure, now in progress, is expected to be completed in 2005. Residential buildings with a total gross floor area of approximately 1.4 million square feet are being developed.

The Ma Tau Kok South Plant site is being developed into five residential apartment buildings, providing approximately 2,000 units, with a residential floor area of approximately 980,000 square feet and a total floor area exceeding 1.1 million square feet. Foundation work has already been completed; construction of the superstructure is now in progress. The project is due for completion in 2006.

Employees and Productivity

The number of employees engaged in the town gas business was 1,986 as at the end of 2003; the number of customers increased by about 49,000 compared with 2002. Overall productivity rose by 3.5 per cent. Total remuneration for employees involved directly in the town gas business amounted to HK$654 million for 2003 compared to HK$656 million for 2002. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

Dividend

The Directors are pleased to recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as of 23rd April 2004. Including the interim dividend of HK 12 cents per share paid on 20th October 2003, the total dividend payout for the whole year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2004 shall not be less than that for 2003.

Future Outlook

Hong Kong's economy has been relatively sluggish in recent years. To ease financial burden on our customers, the Group has kept its gas tariff and monthly maintenance charge at 1998 levels throughout this period. The Group's success in cost control and productivity enhancement has helped alleviate the impact of this price freeze on business results. The Group will continue to expand and diversify into new markets to enhance business growth. The gradual improvement of Hong Kong's economy and a revival of local consumer sentiment are expected to benefit the Group's business development.

The Company expects an increase of about 3 per cent in gas sales volume and an addition of about 48,000 new customers in 2004. The Board of Directors looks forward to yet another year of steady growth in 2004.

Lee Shau Kee
Chairman

Hong Kong, 11th March 2004

HIGHLIGHTS OF THE YEAR


约 仪 式

Signing of framework agreement to establish a city piped gas joint venture with Shenzhen Gas Corporation, July 2003.

Nanjing, an economically vibrant metropolis within the Yangtze River Delta, and the location of our first joint venture in a provincial capital.




Towngas

Unveiling ceremony at Jinan, one of several joint ventures established in the fast developing industrial region of Shandong Province.


武汉市天然气有限责任公司
合资合同签字仪式

Signing of joint venture agreement with Wuhan Gas & Heat Group Co Ltd, Hubei Province, March 2003, our second joint venture in a provincial capital.



Financial Secretary, Henry Tang Ying-yen (right) presenting James Kwan, Executive Director and Chief Operating Officer of Towngas, with the Hong Kong General Chamber of Commerce's coveted 2003 Hong Kong Award for Services: Innovation Grand Award.



Gold Award for Best Environmental Reporting in the 2003 Hong Kong Eco-Business Awards, won for Towngas' landmark Health, Safety and Environmental Report.


TGC
創新「內炎火」嵌入式平面爐
Inner Flame Built-in Hob
TGC

A Towngas first! – an innovative, temperature-safe ceramic hob specifically catering to the needs of Chinese cooking with its inner-flame burner.



The Towngas Volunteer Team receiving the Social Welfare Department's first runner-up High Service Hour Award 2002 (private organisation) in appreciation of their enthusiastic efforts to help the less privileged over the year.

BOARD OF DIRECTORS



From left to right

(Front row)

David Li Kwok Po | Lee Hon Chiu | Lee Shau Kee *Chairman* | Liu Lit Man

(Back row)

James Kwan Yuk Choi | Alfred Chan Wing Kin | Colin Lam Ko Yin | Lee Ka Kit | Ronald Chan Tat Hung | Leung Hay Man | Lee Ka Shing

BIOGRAPHICAL DETAILS OF DIRECTORS

Dr. LEE Shau Kee D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D. (Hon.),
Chairman & Non-executive Director
Aged 75. Dr. Lee was appointed to the Board of Directors of the Company in 1978 and subsequently appointed Chairman in 1983. He has been engaged in property development in Hong Kong for more than 45 years. Dr. Lee is the Chairman and Managing Director of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited ("Henderson Investment"), Chairman of Henderson Cyber Limited and Miramar Hotel and Investment Company, Limited, a Vice Chairman of Sun Hung Kai Properties Limited and a Director of Henderson China Holdings Limited, Hong Kong Ferry (Holdings) Company Limited, The Bank of East Asia, Limited, Henderson Development Limited ("Henderson Development"), Kingslee S.A. ("Kingslee"), Timpani Investments Limited ("Timpani Investments"), Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). All of Henderson Land Development, Henderson Investment, Henderson Development, Kingslee, Timpani Investments, Disralei Investment, Medley Investment and Macrostar Investment have disclosable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on page 50 of this Annual Report for details). Dr. Lee is the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing, Non-executive Directors of the Company.

Mr. LIU Lit Man G.B.S., J.P., F.I.B.A.,
Independent Non-executive Director
Aged 74. Mr. Liu was appointed to the Board of Directors of the Company in 1975. He is the Executive Chairman of Liu Chong Hing Bank Limited, Chairman of both Liu Chong Hing Investment Limited and Liu Chong Hing Insurance Company Limited and a Director of Asia Commercial Bank Limited and COSCO Pacific Limited. Mr. Liu was formerly a Director of Tung Wah Group of Hospitals, President of the Hong Kong Chiu Chow Chamber of Commerce (now Permanent Honorary President) and founder and first Chairman of Teochew International Convention (now Permanent Honorary Chairman). He is a Standing Committee Member of The Chinese General Chamber of Commerce, Hong Kong, a Manager of Liu Po Shan Memorial College, a Director of New Asia College of the Chinese University of Hong Kong, a founding member of the Court of the Hong Kong Polytechnic University and the founder and Supervisor of Chiu Chow Association Secondary School.

Mr. LEUNG Hay Man F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.,
Non-executive Director
Aged 69. Mr. Leung was appointed to the Board of Directors of the Company in 1981. He is a Director of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited ("Henderson Investment") and Hong Kong Ferry (Holdings) Company Limited. Henderson Land Development and Henderson Investment have disclosable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on page 50 of this Annual Report for details).

Dr. LEE Hon Chiu G.B.S., D.B.A. (Hon.), LL.D. (Hon.),
Independent Non-executive Director
Aged 75. Dr. Lee was appointed to the Board of Directors of the Company in 1983. He is a Director of China Unicom Limited. He is also a Life Member of the Council of The Chinese University of Hong Kong. Dr. Lee has more than 45 years' experience in business and property investment in Hong Kong.

Mr. Colin LAM Ko Yin B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T.,
Non-executive Director
Aged 52. Mr. Lam was appointed to the Board of Directors of the Company in 1983. He has more than 30 years' experience in banking and property development. Mr. Lam is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited ("Henderson Investment"), Chairman of Hong Kong Ferry (Holdings) Company Limited, a Director of Henderson China Holdings Limited, Henderson Cyber Limited, Henderson Development Limited ("Henderson Development"), Miramar Hotel and Investment Company, Limited, Hopkins (Cayman) Limited ("Hopkins"), Rimmer (Cayman) Limited ("Rimmer"), Riddick (Cayman) Limited ("Riddick"), Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). All of Henderson Land Development, Henderson Investment, Henderson Development, Hopkins, Rimmer, Riddick, Disralei Investment, Medley Investment and Macrostar Investment have disclosable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on page 50 of this Annual Report for details).

Dr. The Hon. David LI Kwok Po G.B.S., O.B.E., J.P., M.A., Hon. LL.D (Cantab), Hon. D.Soc.Sc., F.C.A., F.C.P.A., F.H.K.S.A., F.C.I.B., F.H.K.I.B., F.B.C.S., F.C.I.Arb.,
Independent Non-executive Director
Aged 64. Dr. Li was appointed to the Board of Directors of the Company in 1984. He is the Chairman and Chief Executive of The Bank of East Asia, Limited, Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. Dr. Li is also a Director of PCCW Limited, Henderson Cyber Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited and The Hongkong and Shanghai Hotels, Limited. Dr. Li is currently a Member of the Banking Advisory Committee, the Exchange Fund Advisory Committee and the Land Fund Advisory Committee, a Director of the Mandatory Provident Fund Schemes Authority and a Member of the Legislative Council of the Hong Kong Special Administrative Region.

Mr. LEE Ka Kit

Non-executive Director

Aged 40. Mr. Lee was appointed to the Board of Directors of the Company in 1990. He was educated in the United Kingdom. He is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited ("Henderson Investment") and Henderson Development Limited ("Henderson Development"). Mr. Lee is also Chairman and President of Henderson China Holdings Limited and a Director of Henderson Cyber Limited. All of Henderson Land Development, Henderson Investment and Henderson Development have disclosable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on page 50 of this Annual Report for details). Mr. Lee is a Member of National Committee of the Chinese People's Political Consultative Conference. Mr. Lee is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Shing, a Non-executive Director of the Company.

Mr. LEE Ka Shing

Non-executive Director

Aged 32. Mr. Lee was appointed to the Board of Directors of the Company in 1999. He was educated in Canada. He is an Executive Director of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited ("Henderson Investment"), Henderson Development Limited ("Henderson Development"), Henderson China Holdings Limited, Henderson Cyber Limited, Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). All of Henderson Land Development, Henderson Investment, Henderson Development, Disralei Investment, Medley Investment and Macrostar Investment have disclosable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on page 50 of this Annual Report for details). Mr. Lee is a Member of the Ninth Guangxi Zhuangzu Zizhiqu Committee of the Chinese People's Political Consultative Conference. Mr. Lee is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Kit, a Non-executive Director of the Company.

Mr. Alfred CHAN Wing Kin B.Sc. (Eng), M.Sc. (Eng), C.Eng., F.H.K.I.E., F.I.Mech.E., F.I.G.E.M., F.E.I.,

Managing Director

Aged 53. Mr. Chan joined the Company as the General Manager - Marketing in 1992 and was appointed as the General Manager - Marketing & Customer Service in 1995. He was appointed to the Board of Directors of the Company in January 1997 and as the Managing Director in May 1997. Mr. Chan is a Director of Henderson Cyber Limited and the subsidiary companies of the Group. He is also the Chairman and President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in China and Chairman or a Director of the Group's joint venture companies in China. Mr. Chan is a Member of the Tenth Wuhan Committee of the Chinese People's Political Consultative Conference and a Standing Director of China Gas Association.

Mr. Ronald CHAN Tat Hung F.C.C.A., F.C.M.A., F.C.P.A., F.C.I.S., F.H.K.S.A., M.H.K.S.I.,

Executive Director and Company Secretary

Aged 60. Mr. Chan joined the Company as the Chief Accountant in 1973. He was promoted to the Financial Controller & Company Secretary in 1980 and was appointed to the Board of Directors of the Company as the Finance Director in 1988 and as the Executive Director in 1995. Mr. Chan is a Director of the subsidiary companies of the Group. He is also a Director of Hong Kong & China Gas Investment Limited, the Group's investment holding company in China, a Director of the Group's joint venture companies in China. Mr. Chan is a Director of the companies for four major prime property development projects at Ma Tau Kok South Plant Site, King's Park Hill, Sai Wan Ho Ferry Concourse and Airport Railway Hong Kong Station. He has more than 34 years' experience in the utilities' business and finance in Hong Kong.

Mr. James KWAN Yuk Choi J.P., B.Sc. (Eng), M.B.A., M.B.I.M., C.Eng., F.I.G.E.M., F.H.K.I.E., F.I.Mech.E., F.E.I., F.C.I.B.S.E.,

Executive Director and Chief Operating Officer

Aged 52. Mr. Kwan joined the Engineering Division of the Company in 1975 and subsequently became the head of Engineering Planning & Development Department and Marketing Department of the Company. He was promoted to the General Manager - Engineering in 1989. Mr. Kwan was appointed to the Board of Directors of the Company in January 1997, as the Director & General Manager - Marketing & Customer Service in May 1997, as the Executive Director - Commercial in July 2002 and took up his present position in January 2003. Mr. Kwan is a Director of the subsidiary companies of the Group. He is also a Director and Executive Vice President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in China and a Director of the Group's joint venture companies in China. He was President of the Institution of Gas Engineers, UK, in 2000 and is currently a Vice President of the Hong Kong Institution of Engineers.

EXECUTIVE COMMITTEE


氣象萬千

From left to right

(Front row)

Ronald Chan Tat Hung
Executive Director
and Company Secretary

Alfred Chan Wing Kin
Managing Director

James Kwan Yuk Choi
Executive Director
and Chief Operating Officer

(Back row)

Sunny Lee Wai Kwong
Chief Information Officer

Yeung Ka Sing
Head — Corporate Human Resources

BUSINESS REVIEW

MAINLAND CHINA

China's future energy needs are enormous and the country is the largest single area for new gas markets and projects in the world. Prospects are immense given the Central Government's intention to double natural gas consumption to around 6 per cent of the primary energy requirement by 2010. Towngas' strategy is to focus on expanding our foothold in city piped gas businesses so as to be ready to exploit opportunities for growth when natural gas starts to flow in earnest to downstream markets by 2005.

Strategic Joint Ventures

At the end of 2003, Towngas had a portfolio of 24 joint ventures (JVs) made up of 21 established city piped gas distribution JVs and three more similar deals successfully concluded during the year but still in the process of being established. Total project investments for the 24 JVs will amount to approximately HK$6 billion. We are also currently in discussion with more than ten further cities for possible JV or equity investment in 2004, as part of our measured but dynamic strategy to maximise our position for future advancement. Our aim in stepping up our mainland drive is to multiply overall Company profit contributions from our JV businesses within the next three to five years as projects reach maturity.

A key imperative in our mainland policy is the impending and strategic value of blossoming consumer gas markets. Towngas' world-class management, technological know-how, expertise,



High quality installation and after-sales service are nurturing customer confidence and boosting the reputation of the Towngas brand name.



中华煤气 2.7 亿入股深煤气

香港煤气公司拓展内地市场

让客户"听"到你的笑容

——听香港百年企业谈服务秘诀

与时俱进 再创辉煌

——香港中华煤气有限公司发展纪实

Towngas in Shandong pus

情系中原 共创辉煌

Extensive media publicity, particularly praising our customer services, highlights the Company's growing presence in the mainland.

reputation, and not least, symbiotic resource allocation amongst our JVs are attractive assets for China gas companies seeking to leverage their standing in a highly capital intensive but potentially very lucrative energy supply chain. In addition, as we develop even more applications for natural gas in the coming year, utilisation of gas is expected to rise in parallel with a significant growth in residential, commercial and industrial customer numbers.

"China's burgeoning gas industry is driven by environmental concerns and the need to secure future energy supplies."

Our focus to date has been on the coastal and central regions of China. These include the Pearl River Delta; the Yangtze River Delta, especially Jiangsu and Zhejiang Provinces and Shanghai; up and coming Shangdong Province; and Anhui and Hubei Provinces. All are economically flourishing areas in the mainland, well-known for their trading, manufacturing and tourism industries which attract both foreign and domestic investment. Furthermore, all these regions will be supplied with natural gas links between 2004 and 2006.

During 2003, we established ten further JV local distribution companies throughout these areas and the provincial capital cities of Nanjing, Wuhan and Jinan. Three other projects are also being finalised, including one in Hong Kong's immediate hinterland, the Shenzhen Special Economic Zone, where we have been looking to form a city gas partnership for many years. This we achieved in July when we signed a framework agreement to hold a 30 per cent interest in Shenzhen Gas Corporation (SGC), which has an existing customer base of 400,000 and an adjusted net asset value of approximately HK$850 million. SGC also has a 10 per cent stake in the Guangdong Liquefied Natural Gas (LNG) Terminal, in which the Company also



Suzhou Customer Centre showcases an extensive and tempting range of modern gas appliances and offers professional, high-class quality service in a friendly and comfortable setting.



Towngas' City Piped Gas Joint Ventures in Mainland China


Established JVs
Being established

	Year of Establishment	Project Investment Rmb Mn	Registered Capital Rmb Mn	Equity Share
GUANGDONG PROVINCE				
1 Panyu	1994	260	105	80%
2 Zhongshan	1995	240	96	70%
3 Dongyong	1998	132	53	80%
4 Jianke	2002	45	23	70%
5 Shenzhen	–*	905	–*	30%
CENTRAL CHINA				
6 Wuhan	2003	1,200	400	50%
EASTERN CHINA				
7 Suzhou Industrial Park	2001	88	44	45%
8 Yixing	2001	246	124	80%
9 Taizhou	2002	200	83	65%
10 Changzhou	2003	248	166	50%
11 Zhangjiagang	2003	150	60	51%
12 Nanjing	2003	1,283	642	50%
13 Wujiang	2003	150	60	80%
14 Xuzhou	–*	245	–*	80%
15 Tongxiang	2003	83	58	76%
16 Maanshan	2003	248	108	50%
SHANDONG PROVINCE				
17 Jimo	2001	37	19	90%
18 Laoshan	2002	60	30	60%
19 Zibo	2002	240	106	50%
20 Longkou	2002	84	42	70%
21 Weifang	2003	241	140	50%
22 Jinan	2003	245	100	60%
23 Weihai	2003	245	99	50%
24 Taian	–*	200	–*	50%

** JV company to be established*

holds a 3 per cent interest. By late 2006, both Hong Kong and Shenzhen will start to receive natural gas from the Guangdong LNG Terminal.

Hong Kong and China Gas Investment Limited

The asset management arm of the Company's mainland ventures, Hong Kong and China Gas Investment Limited (HCIL), established in 2002, is crucial in promoting the Company's vision and mission to mainland JVs. In spearheading best practices, safety standards, better allocation and joint purchasing of resources, an ethics policy and other Company strategies during 2003, HCIL played a significant part in guiding our JV operations towards developing a reputation for service and safety over and above their competitors. This not only boosted publicity for the Towngas corporate brand within China over the year, but also nurtured extensive media coverage of our JVs, customer service initiatives and safety precautionary measures, and inspired many written compliments from the public.

> "Our hallmark reputation for safety and services is beginning to attract attention locally from public and press, TV and radio."

HCIL also oversaw the smooth transfer of knowledge and human resources from Hong Kong to the mainland in 2003, and brokered a large number of training programmes to enhance management skills, ethical procedures, service attitudes, technical proficiency and safety techniques amongst all levels of JV personnel. As a result of our emphasis on transferring know-how to local JV businesses, in which through HCIL the Company has strong management involvement, and our obvious commitment to developing the natural gas market, our reputation with municipal governments is growing.

Future Prospects

China's improving quality of living and determination to reduce environmental pollution are progressively driving the pace of natural gas exploitation and utilisation. Towngas' carefully formulated geographical strategy for our mainland China business development rides on our judicious investment in potentially prosperous city piped gas projects serving rapidly urbanising and expanding industrial regions. Our good relationship with municipal governments, our growing status within the community, and our attention to local markets underpin our successful ability to reach agreements with other industry players and capitalise on our strengths and expertise.

We have also identified a large pent-up demand for residential water heaters and space heating and commercial gas cooling systems that favours



The market for large commercial gas cooling and heating systems, backed by Towngas' reputation, professional service and maintenance guarantees, is a huge potential growth area in the mainland.




深圳燃气集团国际招标招募
签约仪式

Towngas' city piped gas project framework agreement with Shenzhen Gas Corporation signified a major step in the establishment of our business in the mainland as it will create synergies with our existing and future joint ventures in the Pearl River Delta.

intensifying development of these kinds of gas applications. We will equally continue to enhance our customer care, safety and service standards as these are proving to be highly effective in cultivating loyalty to the Towngas brand. Market prospects of natural gas usage for transport in China are also being explored.

All in all, our strategy is already beginning to show economic returns. To fully capitalise on opportunities associated with the opening up of the gas market to foreign owned enterprises, particularly with the arrival of natural gas to the regions, we are also now looking to exploit the northern and western parts of the country where natural gas will become more available in the next few years. Our considered premise is that future growth of the mainland's gas industry will know no bounds once, in alignment with the Central Government's policy of promoting clean energy, natural gas starts to flow ever more quickly into downstream markets, bringing cheaper and cleaner fuel.



Stylish gas appliances combined with up-to-date technology, such as wall-mounted radiators and centralised heating controls, are increasingly appreciated by modern homemakers.

HONG KONG MARKET PERFORMANCE

The Hong Kong economy was severely challenged for much of 2003. Rising unemployment, Severe Acute Respiratory Syndrome (SARS) and a downturn in tourism all dampened public spending. Combined with a sluggish property market and the Government's continuing 2002 "no-sell" policy for Home Ownership apartments, total gas sales only managed a modest 1.4 per cent rise year-on-year.

Residential Market

Product innovation plays a large part in creating market momentum. We therefore constantly seek to capitalise on our extensive R&D experience and encourage imaginative solutions in order to pre-empt consumer needs and encourage purchases. Perfect examples of this in 2003 were the addition of temperature-modulated, super-slim and under counter-top water heaters and a state-of-the-art, ceramic glass, inner-flame hob to our top of the range TGC brand. All have had an enthusiastic reception from discerning customers who value their combination of stylish looks and high-tech capabilities, a trend driven by the increasing pursuit of a modern home lifestyle.

We also notched up another first for the Company during the year when we unveiled our very own Hong Kong-created SIMPA series of appliances. SIMPA's "simple" and "practical" brand positioning is targeted specifically at the mass market in price, design and originality. At the same time, our



Hong Kong's latest icon and tallest building, Two IFC, symbolises the vibrancy of the city, an economy on the rebound and the importance of the territory as a financial and business hub.

TGC 2-in-1 washer/gas dryer continued to be extremely popular due to its convenience and suitability for compact Hong Kong kitchens. The positive reaction to these differing product ranges suggests that our strategy of reaching out to a broad span of society is both prudent for Hong Kong and a benchmark for future growth.

Residential customers passed the 1.5 million mark by the end of 2003, up 3.4 per cent on the previous year. This, and the fact that families stayed at home during the SARS crisis thereby using more hot

> "Reaching out to consumers positively impacts perception and preference."

water, partially compensated for the consumption decline in commercial markets. Nevertheless, consumer sentiment remained poor throughout the year and, coupled with a rather depressed property market, caused overall unit sales of gas appliances to drop by one fifth.

Towngas Avenue however, continued to be a beacon of light throughout the whole of 2003, building on its celebrated lifestyle theme by promoting gourmet cooking workshops, celebrity chef demonstrations and a number of fine-dining events, all of which attracted substantial media publicity and critical acclaim. During the coming year, we shall seek to further develop both this strong brand



SIMPA, Towngas' latest appliance brand, has been designed specifically with Hong Kong's mass market in mind.

image and the concept of flame cooking with quality living.

Commercial and Industrial Market

The commercial and industrial sectors were hardest hit by the impact of SARS. Hotels and restaurants suffered due to a fall in tourist numbers and people no longer dining out. Towngas quickly responded to these circumstances by extending the credit payment period for these establishments to assist them through this difficult time and lessen pressure on their cash-flow situation. We also provided the Hong Kong Catering Industry Association with a sponsorship of HK$2 million toward the "Our Ten Commitments" campaign held from May to August, to help restaurants promote a clean and hygienic environment in order to win back customers.


Number of Customers
Company (Thousand)
1,600
1,400
1,200
1,000
800
600
400
200
0
99
00
01
02
03

The restaurant sector generally is a discerning market, always in search of enhanced cost efficiencies and operational convenience. Mindful of these needs and the fact that Hong Kong eateries use a huge amount of boiling water for Chinese tea and hot water for washing dishes, Towngas introduced two new temperature-modulated water heaters to its Blueflame commercial range in 2003. Given the slight increase in commercial and industrial customer numbers during the year and the commensurate boost in consumption, we believe the signs are good for a more prosperous 2004.

By the third quarter of 2003, the economy showed signs of recovery, and hotel occupancy rates began to pick up underpinned by strengthening inbound tourism. This was rapidly followed by a marked improvement in the restaurant trade. In the wake of this welcome news, the Hong Kong food scene got an additional lift from the third Best of the Best Culinary Awards, held in November. This popular event, co-organised by Towngas and the Hong Kong Tourism Board, showcases the culinary skills of the city's top chefs using flame cooking to produce classic Chinese delicacies. To further encourage the emerging feel-good factor, Towngas Cooking Centre promoted the award champions by hosting demonstration sessions of the winning dishes in December.


Town Gas Sales per Employee
Company (million MJ)
14
12
10
8
6
4
2
0
99
00
01
02
03

NEW BUSINESSES

Niche diversification enables us to build scale in areas that complement, drive and give added-value to our core interests. We look to start up new businesses that will offer competitive advantages and leverage the talent, skills, efficiency and best practices inherent in a company with a well-established track record for service, safety, innovation and environmental sustainability.

U-Tech

During 2003 U-Tech continued to further its reputation for using trenchless technology and for quality water pipe construction by successfully relocating a water chlorination plant and winning projects to replace water mains in the New Territories, and reprovisioning a salt water service reservoir on Hong Kong Island. It is also working on underground infrastructure projects at Hong Kong's international theme park on Lantau Island, and building the services for property development projects. The subsidiary passed a major milestone towards the end of the year when, in a joint venture with a highly regarded local construction and engineering company, it was awarded a Government contract worth HK$255 million to undertake 51 km of water pipe rehabilitation in the New Territories. U-Tech's growing experience through partnering on large-scale projects of this kind will qualify it to take on engineering work of a similar nature in future.

iCare

iCare is now successfully positioned within the Towngas family as a reputable e-commerce, IDD and ISP service provider. With more than 360,000 users and an annual revenue in excess of HK$80 million, iCare capitalised on its growing brand awareness throughout 2003 in a number of key areas. iCare1608 IDD continued to attract customers by a sustained campaign of tariff promotions, including those targeting callers to mainland China. iCare's ISP service increased subscriptions with the addition of two new value-added functions – Fax@ease (faxing through email technology) and "I'm InTouch" (accessing home or office PCs from anywhere in the world through remote PCs, mobile phones and PDAs). Four new iCare Hotspots, complementing the iCare website, were also opened during 2003, bringing the total to eight throughout the territory. It is anticipated that iCare's business will further prosper in the coming year given the emergence of more positive consumer sentiment as Hong Kong's economy improves.

Towngas Telecom

For the last few years, Towngas has been leveraging its gas pipeline system to install fibre optic cables using glass-in-gas technology, creating a cutting-edge telecom infrastructure which has been successfully employed for the Company's own internal telemetry needs. During 2003, Towngas Telecommunications Company Limited (Towngas Telecom), a wholly owned subsidiary of Towngas, began investigating opportunities to provide similar state-of-the-art services to telecom carriers and large corporations. Backed by Towngas' financial strength, engineering expertise and renowned customer service experience, Towngas Telecom is now set to offer high quality, cost effective, customised solutions that are capable of meeting the increasingly demanding telecom requirements and rollout schedules of dynamic Hong Kong businesses.

"Strategic diversification leverages core competencies and emerging technologies."

ECO Energy

Liquefied Petroleum Gas (LPG) is now powering over 90 per cent of Hong Kong taxi cabs and is increasingly the fuel of choice for the territory's fleet of public mini-buses. The Government's incentive schemes to encourage replacement of diesel with LPG for public modes of transport underpin Towngas' development of its ECO Stations which generated steady income for the Group in the past two years. In 2003, ECO's revenue was in excess of HK$200 million.

Following the success of its LPG business, ECO Energy also began to actively seek opportunities in other environmentally friendly projects during the year. Its first plan in this direction was to enter into an agreement with the operator of the North East New Territories (NENT) landfill to utilise the methane recovered from the landfill gas as an energy source for town gas production. ECO will oversee installation of a landfill gas treatment facility at the Ta Kwu Ling site and connection of a 19 km pipeline to Towngas' Tai Po gas production plant. Once the project is up and running, it will help to both mitigate global warming through reducing emissions on site at NENT and conserve natural resources as Towngas harnesses the treated landfill gas as a fuel to partially replace naphtha.



The North East New Territories (NENT) landfill is one of the deepest in the world and subject to stringent environmental monitoring.

Our innovative inner-flame hob epitomises Towngas' care and attention to detail with its safe heat-resistant surface and concentrated heat – ideal for Chinese dishes – allowing everyone to enjoy cooking at the flick of a switch!





SERVICE INITIATIVES

Towngas' dedication to understanding our customers, listening and responding to their feedback, delivering on service promises and providing innovative solutions to the changing trends in contemporary lifestyles, is second to none. We are always looking to raise the bar on quality so as to enhance service excellence.

Number of Customers per km of Mains (Company)


510
500
490
480
470
460
450
440
99
00
01
02
03

Customer Services

The success of Towngas Avenue as a lifestyle and gastronomic outlet, appealing particularly to a younger consumer group, paved the way for refurbishing our more traditional customer centres during 2003. The first and largest of these, Mongkok Customer Centre, was reopened in March. With interior design consultants and a comprehensive library of home décor magazines complementing residential appliance purchases and installation work, the centre's refreshing new look has since become the model to emulate for our JVs in the mainland as well.

Other ways in which we sought to enhance the quality of our services throughout the year focused on direct communication with our customers. Knowing how much residential consumers value meeting different professional Towngas staff, our Customer Focus Teams held a series of special liaison gathering events in 2003 to further nurture this kind of interaction. We also boosted training for our front line staff whose helpful and courteous attitude is clearly beginning to earn them a reputation for service excellence as they received over 25 per cent more written compliments and 34 per cent fewer complaints from the public in 2003 compared to 2002.

Continuing Service Diversity

Towngas Avenue's growing reputation equally prompted us to start publishing in July a high quality lifestyle magazine, *Avenue*, highlighting selected, kitchen and bathroom equipment, home décor and gourmet cooking. By providing a glimpse



Towngas Avenue has become a symbol of quality living, displaying contemporary appliances in relaxing surroundings.

"An uncompromising level of service quality – that's what sets Towngas apart."

into the world of contemporary living as seen through the eyes of our modish concept store, *Avenue* has helped to strengthen our market position with design-conscious customers.

During 2003, we also identified an emerging trend for more productive leisure activities which led us to utilise Towngas Avenue as an additional venue for cooking workshops. This has proven very successful in further promoting our products and restaurants as culinary-lovers of all ages can now deepen their experience in the art of flame cooking in stylish surroundings.

We also continued enhancing home safety throughout the year. For example, we introduced a plastic Braille label, showing emergency hotline numbers, for sticking onto the cooking appliances of the visually-impaired; we brought greater peace of mind to domestic helpers and their employers with the launch of Tagalog and Bahasa Indonesian hotline services; and we made nearly 990,000 Regular Safety Inspection residential visits, a safety driven programme that is very popular with our customers.

Results of Towngas Service Pledge 2003

	RESULTS
Reliability	
Uninterrupted gas supply (over 99.99%)	**99.992%**
In case of supply interruption on account of maintenance or engineering work (3 days prior notification)	**98.75%**
Restoration of gas supply within 12 hours	**99.91%**
Safety	
Emergency Team arrived on site within 30 minutes (at 90% of the times)[1]	**92.05%**
Appointments	
Availability of maintenance and installation services within 2 working days	**Average 1.08 days**
Speed and Convenience	
Customer Service Hotline (calls answered within 4 rings)	**95.74%**
Connect or disconnect gas supply within 1 working day	**100% (upon customer's request)**
Deposit refunded at Customer Centres (2 hours after disconnection of gas supply)	**100% (upon customer's request)**
Service Quality	
Efficiency[2]	**8.73**
Courteous and friendly attitude[2]	**8.81**
Handling Suggestions	
Reply within 3 working days	**97.73%**
Resolution, or a statement of when the matter will be resolved, within 2 weeks	**93.18%**

1. Average 20.50 minutes

2. The result was based on monthly surveys conducted from January to December 2003 by an independent research company. Our target is to exceed a score of eight out of ten.

Service Pledge

We raised our Service Pledge targets for 2003, guaranteeing to restore interrupted gas supply within 12 not 24 hours and to get emergency teams to incidents within 30 not 45 minutes. We also launched more efficient services such as answering hotline calls within 4 not 5 rings and giving customers 3 days notification in advance of planned gas supply suspension.

EMPLOYEES, PRODUCTIVITY AND INNOVATION

As we expand our footprint ever more deeply into mainland China, Towngas is becoming increasingly diverse of background and experience. We therefore look to constantly enhance the exchange of information, culture of commitment, pursuit of excellence and not least, the promotion of innovation throughout the entire organisation so as to remain at the forefront of very competitive local and regional markets.

Performance and Productivity

By redeploying our manpower resources into areas where we needed them most, and by creating a sense of inspiring purpose, we continued to nurture quality performance while maintaining the same core business headcount in 2003 as the previous year. With a true spirit of challenge and adventure, an encouraging number of our employees took up positions in our China JVs or moved to one of our diversified business subsidiaries throughout the year, transferring their skills and experience in the process. This, together with a raft of enhancement programmes that offered the right mix of training, at the right time, in the right place, also enabled us to achieve improved productivity gains of 3.5 per cent measured in terms of customer numbers per employee.



In winning the Hong Kong Award for Services: Innovation Grand Award, Towngas Avenue has been honoured for its innovative spirit and groundbreaking concept.

Continuous Learning Strategies

To smooth the path of business expansion, 2003 initiatives particularly focused on preparing Hong Kong employees for new opportunities in the mainland and sharpening the skills and knowledge of our JV colleagues. With nearly 3,985 staff now employed in China, a major plank in our learning strategy was to increase experience-sharing programmes in Hong Kong, step up Company vision/mission and technical training sessions at our Guangzhou Hong Kong & China Gas Technical Training Centre, and raise proficiency in readiness for upcoming natural gas conversion, market expansion, new product launches and delivery of after-sales maintenance. We also boosted our customer service training for frontline employees. Within China, this was directed at fostering trust and loyalty to our



It all depends on teamwork!

corporate brand; within Hong Kong, at enhancing valued relationships and standards of service. In addition, staff were also encouraged to further their own professional self-development through a variety of alternative learning opportunities.

Creativity and Innovation

Creativity and innovation count in competitive environments, and Towngas aims to be at the forefront of new developments wherever it operates. Our strength depends on the free flow of ideas, dynamic teamwork and a drive to constantly do better at both the individual and company level. We welcome all proposals and suggestions in our search for innovative products and services, improved market performance and cost savings, and ability to deliver results. In this push for imaginative thinking, we recognise the importance of working together to achieve a common goal, potently symbolised each year by our Towngas Dragon Boat team whose

> "Innovation is the engine of our success – teamwork the driver"

tireless enthusiasm and persistence always brings rewards – in 2003, a raft of trophies from competitive races held between May and June.

Two years ago it was this kind of collaborative determination which broke new ground in creating Towngas Avenue as a quality lifestyle customer centre. Since then this concept has been refined even further, earning the Company the Hong Kong Chamber of Commerce's Grand Award for Innovation in 2003. This accolade was hot on the heels of our winning the Gold Award for


Turnover per Employee
Company (HK$ thousand)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
99
00
01
02
03

"Most Effective Use of Corporate Identity, Product Design and Packaging" in the Asian Brand Marketing Awards in late September – a regional first for Towngas. Both successes honoured innovative efforts that sought to enhance business performance in terms of product development, brand positioning and marketing activities.

Internally, our own Company Creativity Award since 1997 encouraged staff to submit a wide variety of ideas ranging from a toolkit to more effectively clean gas pipes, to a high efficiency hotplate burner, to techniques for preventing corrosion of gas risers. In addition, our total quality management programme, Superior Quality Service (SQS), continued to pursue its hallmark reputation for "thinking global, acting local" by enthusiastically winning over JV colleagues to the SQS concept through interactive workshops, Quality Day presentations, and elite courses on becoming SQS facilitators and trainers. On the home front, apart from promoting team spirit and seeking fresh ideas from young graduate trainees, the 700-strong SQS members also managed to complete 69 projects yielding HK$20 million in tangible savings for the Company.

GAS SUPPLY AND GAS SAFETY

On Chinese New Year's Eve 2003, Towngas reached a record high for gas consumption. Integrity of supply, commensurate with persistent growth in demand, is vital to supporting Hong Kong's residential, commercial and industrial way of life. Preserving trust in the safety of the pipeline network therefore remained a key concern for the Company during 2003.

Infrastructure

Pipeline extension is focused on two major areas of development within the territory. The eastern regions have seen large residential expansion in the last few years. To meet this growth Towngas is constructing a 24 km Eastern Transmission Pipeline, including associated offtake and pigging stations. Once finished in 2006 this will not only enhance security of supply for the New Territories network, but also enlarge our peak gas storage capacity.

"A secure, reliable, and safe supply of gas is the cornerstone of our reputation."

On a more visible level, recent relaxation of the guidelines on mainland tourists entering Hong Kong has boosted arrivals and bodes well for the eagerly anticipated opening of the territory's theme park on Lantau Island. Towngas' contribution to this mega project – installing 15 km of gas pipelines to the park and two on-site hotels – is on target for completion by April 2004.



By the time Hong Kong's international theme park at Penny's Bay on Lantau Island, lights up our skies, town gas will be on hand to supply the theme park's hotels, retail outlets, dining and entertainment facilities.

Network Maintenance and Replacement Programme

We are now in the process of implementing a third generation SCADA system and commissioning advanced computer-mapping technology to further strengthen security of gas supply. As safety of transmission and distribution is our foremost priority, we were especially concerned when damage to two separately located cast iron pipes caused gas leakage and the lifting of several nearby manhole covers in early 2003. In response to these incidents, we intensified our surveillance programme and accelerated our replacement schedule for this older type of pipeline. By the end of 2003, less than 12 km of cast iron pipes remained out of a total underground network of 3,000 km. When this work is completed towards the end of 2004, Towngas will be entirely free of cast iron pipes.

Towngas' extensive pipeline network, currently covering over 3,000 km, will eventually be supplemented by a natural gas submarine line connecting the Guangdong LNG Terminal to our Hong Kong Tai Po plant.


Guangdong LNG Terminal
SHENZHEN
Sheung Shui
Fanling
NEW TERRITORIES
Yuen Long
Tin Shui Wai
Au Tau
Tuen Mun
Ma On Shan
Sai Kung
Chuen Lung
Tsuen Wan
Sha Tin
Tai Lam Kok
Tsing Yi
Ta Pang Po
Chek Lap Kok
Hong Kong International Theme Park
Tai Ho
Tung Chung
LANTAU ISLAND
KOWLOON
Kwun Tong
Tseung Kwan O
HONG KONG ISLAND
Wong Nai Chung
Chai Wan
Stanley
Existing areas of supply
Planned new areas of supply
Planned high pressure or intermediate pressure town gas pipelines
Completed high pressure town gas pipelines
Completed intermediate pressure town gas pipelines
Proposed natural gas submarine pipeline from Guangdong LNG Terminal

Natural Gas in Hong Kong

In April, an Environmental Impact Assessment (EIA) approved development of twin 450 mm-diameter submarine natural gas pipelines 33 km in length from the Guangdong LNG Terminal, located across the border at the eastern end of Shenzhen, to our Tai Po plant in Hong Kong. In confirming the project would meet all environmental and ecological requirements, the EIA effectively brought the territory a step closer to a more long-term, reliable source of gas. Detailed engineering plans will now be finalised for tentative supply of natural gas to start in the second half of 2006 when it will be gradually introduced to replace naphtha as the main source of feedstock in the production process. Once reliability of natural gas throughout the supply chain is proven, consideration will then be given to feed it directly to the network for partial conversion of Hong Kong's districts.

HEALTH, SAFETY, AND THE ENVIRONMENT

Towngas' Health, Safety and Environmental Report, published in 2003, set a landmark in clearly outlining our obligations to the current and future well-being of our employees, customers, and society in which we operate. We are determined to forge the path to sustainability while maintaining best practices in health and safety.

Health and Safety Initiatives

We intensified our drive to make health and safety an integral part of our business activities during 2003. Initiatives included complete revision of our Employee Safety Handbook, standardisation of personal protective equipment, appointment of Safety Wardens within our buildings and further enhancement to safety talks and emergency drills. To raise employees' safety awareness, more promotional activities were held throughout the year, safety training was increased, and a Safety and Environmental Day, an inter-departmental safety quiz and experience-sharing discussions were organised.

Our Accident Frequency Rate for every 100,000 man-hours worked rose to 1.03 from 0.7 the previous year (still the second lowest in the past 22

> "Our intent in addressing these issues is serious, our commitment wholehearted and our determination absolute."

years) following a spate of minor traffic accidents in the first three quarters of 2003. Although these declined substantially in the fourth quarter, we continue to monitor this situation closely. On site however, third party damage was down 11 per cent in 2003, the effect of continuous safety training for contractor workers and stepping up our own site safety checks to over 11,000 inspections during the year.

An excellent safety record is the key to successful business development in all gas industries. Mainland China is no exception, especially at a time when the market is undergoing an immense expansion in the process of adopting natural gas for the first time in many of the cities where we operate JV companies. During 2003, we therefore focused our efforts in two main directions. Within JVs, we strengthened safety training, produced risk and safety manuals and technical guidelines, conducted loss prevention audits, and held emergency drills and exercises. These initiatives are now beginning to create constructive change as our JVs progressively adopt, internalise and implement a systematic approach to risk management. On the consumer side, we launched two programmes which our experience tells us are particularly effective preventative safety



Our robust and unambiguous approach to sustainable development and the health and safety of our employees is clearly highlighted in our most recent HSE Report, recipient of the Gold Award for Best Environmental Reporting at the 2003 Hong Kong Eco-Business Awards.

Environmental Performance Table

Ozone Layer Protection

99% of our vehicle air conditioning systems now operate with refrigerant R134A

70% of BCF fire extinguishers have been replaced by dry powder ones since 1995

Air Quality

Total NOx output was 8.48 kg / TJ of town gas

Total SOx output was 0.12 kg / TJ of town gas

Total CO_2 output was 15.25 metric tonnes / TJ town gas

Water Quality

Total waste water output was 7.73m^3 / TJ of town gas

Chemical Waste

Total chemical waste output was 0.86 kg / TJ of town gas

Noise

All installations and operations complied with the statutory requirements.

No noise abatement notice has ever been received.

All legal requirements relating to environmental protection were fully complied with.

measures – regular gas safety inspections of homes to which we supply gas and the promotion of gas safety education. As a result of our stringent attention to safety, we have received strong support from municipal governments over the year and have earned the JVs a lot of public goodwill and praise.

Environmental Protection

During 2003, the nine Environmental Objectives set out in our Health, Safety and Environmental Report (HSE) were all achieved. These ranged from holding Environmental Impact Assessment seminars offering our experience and knowledge to others preparing for such studies, to launching a high energy-efficient cooking appliance. Our comprehensive HSE report won us the Gold Award in the 2003 Hong Kong Eco-Business Awards for Best Environmental Reporting.

As part of our commitment to implementing green management practices, we continued to encourage our main suppliers to adopt environmentally-friendly products, packaging and services throughout the year. We also boosted our partnership with environmental organisations by supporting and sponsoring events that took on new

Accident Frequency Rate

Company (Number of accidents per 100,000 man-hours)


1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
99
00
01
02
03

significance as the fight against pollution met the clarion call for a cleaner environment and more balanced lifestyle in the wake of the SARS outbreak.

Equally, we spared no effort to advance conservation schemes whenever opportunities arose, especially in relation to energy efficiency. In this respect, we were particularly pleased in July when we successfully registered our headquarters with the Government's Electrical and Mechanical Services Department as an energy efficient building – the first public utility in Hong Kong to be certified for outstanding conservation performance in lighting, air-conditioning, lifts and electrical installations.

A major environmental protection initiative in mainland China is the replacement of coal or oil with natural gas as this will drastically reduce particulate, sulphur dioxide, carbon dioxide and oxides of nitrogen emissions in the atmosphere. In alignment with our business objectives, our JVs are now well prepared to play their part in this clean-energy policy, and are ready to convert city networks and related systems at the customer end to natural gas as soon as this becomes available in stages along the route of the West-to-East pipeline throughout 2004. This will be quickly followed by conversions in Shandong and Hubei Provinces. With residents, businesses and governments alike all looking forward to such a step as the push for a pollution-free environment gathers pace, the Company takes pride that its reputation is now going before it by ensuring all our projects are operated in a safe and professional manner.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2003, the Group had a net borrowing position of HK$284 million (31st December 2002: a net cash position of HK$1,195 million). After taking into account of the trading securities portfolio of HK$393 million (31st December 2002: HK$428 million), total liquid funds as at 31st December 2003 amounted to HK$109 million (31st December 2002: HK$1,623 million).

During the year, the Company repurchased 47,204,000 shares on The Stock Exchange of Hong Kong Limited. The aggregate consideration including related expenses amounted to HK$451 million in cash. Furthermore, investments have been made to a number of promising city gas joint ventures in mainland China amounting to HK$1,468 million in 2003.

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure.

Borrowing Structure

As at 31st December 2003, the Group's bank borrowings amounted to HK$2,282 million (31st December 2002: HK$1,748 million). All the Group's borrowings are unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The net gearing ratio (net borrowing/shareholders' funds) for the Group as at 31st December 2003 stayed healthily at around 2%.

Contingent Liabilities

As at 31st December 2003, the Group provided guarantees totalling HK$998 million (31st December 2002: HK$2,249 million) in respect of bank borrowing facilities made available to an associated company.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for our Group's subsidiaries and joint ventures in mainland China are however predominantly in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2003, the investments in securities amounted to HK$1,254 million (31st December 2002: HK$2,080 million). During the year, the performance of the Group's investments in securities was satisfactory.

COMMUNITY INVOLVEMENT

The reality and legacy of SARS wove an influential thread throughout our 2003 community outreach programmes as Towngas staff enthusiastically worked to raise the spirit of care and harmony within Hong Kong. In touching the hearts and minds of all generations in the territory, we seek to make a difference to their quality of life through all our volunteer and fundraising activities.


十項全能
食得安心

The "Our Ten Commitments" campaign focused on encouraging customers back into restaurants following the SARS outbreak.

Sharing and Caring

It is a truth universally acknowledged in Chinese society that long boiled soup is the best way to renew body energy and boost the immune system. It was therefore to this traditional recipe that we turned when wishing to lift the morale of hospital workers during the SARS outbreak, providing well over 40,000 bowls of soup to front-line employees between May and June. We also donated HK$200,000 to the Hospital Authority to purchase medical supplies for front-line staff, and established a Towngas hotline centre to supplement the Department of Health's SARS phone enquiry service which was overwhelmed when the epidemic first broke out.

It is said that every cloud has a silver lining, and so it was with SARS. The community came together in ways that had not been seen before. Riding on this new-found spirit, Towngas therefore decided to unite all its outreach activities under one umbrella called the Towngas Harmony Campaign. Launched in August, the campaign oversaw its first brand-new initiative in the winter of 2003 – the distribution of gift packs to senior citizens during cold weather


Towngas

Sunshine Volunteers enthusiastically limber up!



Distribution of warm soup and blankets to those in need, just one of several Towngas Harmony Campaign community programmes run throughout the year.

when the need for warm soup, clothing and food is at its height.

Partnering with Others

Working alongside other community organisations, Towngas volunteers delivered traditional homemade turnip cakes to senior citizens living alone during Chinese New Year; in Spring they helped to make 90,000 rice dumplings for the needy during Dragon Boat festivities; and in Autumn, they baked 15,000 mooncakes for the elderly. In between these events, staff broke all previous records by donating HK$79,000 to the Community Chest as they "skipped" lunch for one day in March. This and other support for the Chest, such as sponsoring the annual Music to Your Ears charity concert, earned us a roll-call of honours in 2003 – third ranking in the Top Ten Fund-raising Organisations, Highest Donation in the Company and Organisation Category of the CARE programme and not least, the Community Chest's President's Award for the ninth year running.

The Company has also worked for many years with groups and institutions to stretch and develop the talent and knowledge of Hong Kong's young people. In 2003, we deepened our commitment with a new Towngas programme dedicated to developing secondary school students' organisational and teamwork skills. In an activity-packed summer, Sunshine Volunteers arranged fitness workouts and games for the old and young alike, and provided English lessons to immigrant children. We also jointly sponsored another creative venture for youngsters, "Learning from SARS and beyond", organised by the Hong Kong Institute of Education. And in what has now become a much sought-after opportunity, we continued to provide internships for 20 new graduates from local and overseas universities under the Government's One-Company-One-Job Campaign.



Mooncakes, baked by Towngas volunteers, ready for delivery to senior citizens during the Mid-Autumn Festival.

> "Seven million people live in the community we serve – by reaching out and touching their lives, we make a difference."

FIVE-YEAR FINANCIAL STATISTICS

Earnings and Dividends per Share (HK$)


0.6
0.5
0.4
0.3
0.2
0.1
0
99
00
01
02
03
Earnings per Share
Dividends per Share

Turnover and Gas Sales
(HK$ million)


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
99
00
01
02
03
Turnover
Gas Sales

Total Fixed Assets
(HK$ million)


18,000
15,000
12,000
9,000
6,000
3,000
0
99
00
01
02
03
Fixed Assets (Cost or Valuation)
Accumulated Depreciation

Capital Expenditure
(HK$ million)


800
700
600
500
400
300
200
100
0
99
00
01
02
03
Capital Expenditure
Depreciation

2003 FINANCIAL ANALYSIS

Analysis of Turnover


46%
Gas Sales (Residential)
34%
Gas Sales (Commercial)
6%
Others
10%
Equipment Sales
4%
Gas Sales (Industrial)

Analysis of Expenditure


7%
Corporate Administration
8%
Network
9%
Others
18%
Marketing & Equipment Costs
6%
Customer Services
7%
Other Production Costs
45%
Fuel Cost

COMPARISON OF TEN-YEAR RESULTS

	2003	2002	2001
HIGHLIGHTS (COMPANY)			
Number of Customers as at 31st December	1,520,166	1,470,738	1,407,408
Town gas Sales, million MJ	27,002	26,641	26,564
Installed Capacity, thousand m^3 per day	11,000	11,000	11,000
Maximum Daily Demand, thousand m^3	5,848	5,695	5,530
TURNOVER & PROFIT	HK$ M	HK$ M	HK$ M
Turnover	7,288.8	6,878.0	6,857.4
Profit before Taxation	3,799.7	3,581.0	3,656.9
Taxation	(735.2)	(523.7)*	(470.0)
Profit after Taxation	3,064.5	3,057.3*	3,186.9
Minority Interests	(13.6)	(9.6)*	(4.2)
Profit Attributable to Shareholders	3,050.9	3,047.7*	3,182.7
Dividends	1,975.2	1,991.8	1,830.5
ASSETS & LIABILITIES			
Fixed Assets	9,644.3	9,324.2	11,862.6
Associated Companies	2,703.8	2,539.8	2,460.2
Jointly Controlled Entities	2,558.9	241.6	208.7
Investment Securities	861.3	1,651.9	1,490.2
Current Assets	5,991.4	6,420.0	4,398.4
Current Liabilities	(3,203.7)	(2,539.3)	(2,194.5)
Non-Current Liabilities	(1,852.0)	(1,688.1)*	(896.3)
Minority Interests	(222.5)	(121.5)*	(128.7)
NET ASSETS	16,481.5	15,828.6	17,200.6
CAPITAL & RESERVES			
Share Capital	1,410.9	1,422.7	1,300.9
Share Premium	3,907.8	3,907.8	4,037.1
Reserves	9,864.8	9,189.2*	10,665.7
Proposed Dividend	1,298.0	1,308.9	1,196.9
	16,481.5	15,828.6	17,200.6
Earnings per Share, HK Dollar	0.54	0.54*	0.53
Dividends per Share, HK Dollar	0.35	0.35	0.32
Dividend Cover	1.54	1.53*	1.74

* *Adjusted for the revised SSAP 12 "Income Taxes"*

	2000	1999	1998	1997	1996	1995	1994
	1,329,161	1,265,354	1,206,236	1,149,441	1,095,910	1,044,799	990,660
	26,057	24,687	23,943	23,906	22,989	21,972	20,727
	11,000	11,000	11,000	11,000	11,000	11,118	11,118
	5,650	5,786	5,164	4,687	4,554	4,394	4,100
	HK$ M	HK$ M	HK$ M	HK$ M	HK$ M	HK$ M	HK$ M
	6,650.9	5,842.3	5,426.6	5,583.8	4,796.9	4,252.7	3,718.4
	3,579.1	3,322.0	3,074.6	2,639.1	2,224.8	1,835.1	1,520.5
	(445.8)	(423.3)	(422.9)	(362.9)	(284.8)	(200.1)	(152.6)
	3,133.3	2,898.7	2,651.7	2,276.2	1,940.0	1,635.0	1,367.9
	(2.3)	(0.2)	4.2	7.1	6.1	0.5	–
	3,131.0	2,898.5	2,655.9	2,283.3	1,946.1	1,635.5	1,367.9
	1,798.1	1,642.4	1,511.9	1,384.4	1,046.9	870.3	741.8
	11,635.9	11,439.8	11,265.9	11,160.7	10,923.7	10,483.6	10,056.4
	2,440.1	2,625.5	2,337.0	1,989.3	925.6	627.4	–
	25.0	–	–	–	–	–	–
	627.7	446.2	414.5	383.5	68.5	68.5	10.7
	8,546.2	6,802.4	7,203.3	5,649.7	6,761.1	4,483.7	2,976.5
	(2,122.3)	(1,050.6)	(1,947.0)	(870.8)	(3,384.2)	(1,639.9)	(1,619.9)
	(1,025.4)	(960.7)	(914.2)	(1,072.1)	(2,518.0)	(2,366.0)	(712.3)
	(50.0)	(47.2)	(43.3)	(54.3)	(57.4)	(28.3)	–
	20,077.2	19,255.4	18,316.2	17,186.0	12,719.3	11,629.0	10,711.4
	1,284.4	1,177.1	1,079.7	984.4	748.0	621.9	517.4
	4,165.5	4,283.2	4,334.7	4,431.2	1,353.2	1,404.2	1,452.5
	13,445.7	12,712.2	11,908.3	10,864.8	9,929.9	9,030.7	8,265.5
	1,181.6	1,082.9	993.5	905.6	688.2	572.2	476.0
	20,077.2	19,255.4	18,316.2	17,186.0	12,719.3	11,629.0	10,711.4
	0.51	0.47	0.42	0.38	0.33	0.28	0.23
	0.29	0.26	0.24	0.22	0.18	0.15	0.13
	1.74	1.76	1.76	1.65	1.86	1.88	1.84

REPORT OF THE DIRECTORS

The Directors have pleasure in submitting to Shareholders their Report and the Audited Accounts for the year ended 31st December 2003 which are to be presented at the Annual General Meeting to be held in the Pheasant Room, Mandarin Oriental Hotel, Hong Kong on Wednesday, 5th May 2004.

Principal Activities

The principal activities of the Company continue to be the production, distribution and marketing of gas and related activities. The particulars of the principal subsidiaries are shown on pages 87 and 88 of this Annual Report. Turnover and contribution to operating profit are mainly derived from activities carried out in Hong Kong.

Results and Appropriations

The results of the Group for the year ended 31st December 2003 are set out in the consolidated profit and loss account on page 54 of this Annual Report.

An interim dividend of HK 12 cents per share was paid to shareholders on 20th October 2003 and the Directors recommend a final dividend of HK 23 cents per share payable on 6th May 2004 to shareholders whose names are on the register of members on 23rd April 2004.

Financial Summary

A summary of the results of the Group for the past nine financial years is set out on pages 46 and 47 of this Annual Report.

Reserves

Movements in reserves of the Group and the Company during the year are set out in Note 29 to the Accounts.

Fixed Assets

Movements in fixed assets of the Group and the Company including the details of properties under development are shown in Note 12 to the Accounts.

Share Capital

Movements in share capital of the Company are shown in Note 27 to the Accounts.

Bank Loans and Overdrafts

Particulars of the bank loans and overdrafts of the Group are provided in Note 24 to the Accounts.

Financial Assistance and Guarantees to Affiliated Companies

As at 31st December 2003, the Group has provided financial assistance and guarantees to its associated companies and jointly controlled entities (collectively "affiliated companies") totalling HK$5,044 million, representing approximately 30 per cent of the Group's net assets. Pursuant to Practice Note 19 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, a proforma combined balance sheet of the affiliated companies as at 31st December 2003 is set out below:

	HK$ million
Non-Current Assets	25,532
Current Assets	2,273
Current Liabilities	(1,340)
Non-Current Liabilities	(22,002)
Net Assets	**4,463**
Share Capital	1,266
Reserves	3,197
Capital and Reserves	**4,463**

As at 31st December 2003, the consolidated attributable interest of the Group in these affiliated companies amounted to HK$1,078 million. Particulars of the financial assistance and guarantees provided to affiliated companies are shown in Notes 14, 15, 30 and 31(b) to the Accounts.

Charitable Donations

Charitable donations made by the Group in 2003 amounted to HK$1,072,000 (2002: HK$1,080,000).

Directors

At the Annual General Meeting held on 29th April 2003, Dr. Lee Hon Chiu and Dr. The Hon. David Li Kwok Po were re-elected as Directors of the Company. Dr. Lee Shau Kee, Mr. Liu Lit Man, Mr. Leung Hay Man, Mr. Colin Lam Ko Yin, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Chan Wing Kin, Mr. Kwan Yuk Choi and Mr. Lee Ka Shing held office throughout the year.

According to the Company's Articles of Association, one-third of the non-executive directors are subject to retirement by rotation at every annual general meeting. Pursuant to Article 97, Mr. Colin Lam Ko Yin and Mr. Lee Ka Shing are due to retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for reappointment.

Biographical Details of Directors

The biographical details of Directors and senior management who are also executive directors are set out on pages 11 and 12 of this Annual Report.

Disclosure of Interests

A. Directors

As at 31st December 2003, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Shares

Name of Company	Director	Personal Interests	Family Interests	Corporate Interests	Other	Total	%**
The Hong Kong and China Gas Company Limited	Dr. Lee Shau Kee	3,226,174		2,157,017,776 (Note 5)		2,160,243,950	38.28
	Mr. Liu Lit Man	1,672,894				1,672,894	0.03
	Dr. The Hon. David Li Kwok Po	12,022,832				12,022,832	0.21
	Mr. Ronald Chan Tat Hung	1,940				1,940	0.00
	Mr. Lee Ka Kit				2,157,017,776 (Note 4)	2,157,017,776	38.22
	Mr. Chan Wing Kin	102,825*				102,825*	0.00
	Mr. Kwan Yuk Choi	36,300	41,129			77,429	0.00
	Mr. Lee Ka Shing				2,157,017,776 (Note 4)	2,157,017,776	38.22
Lane Success Development Limited	Dr. Lee Shau Kee			9,500 (Note 6)		9,500	95
	Mr. Lee Ka Kit				9,500 (Note 6)	9,500	95
	Mr. Lee Ka Shing				9,500 (Note 6)	9,500	95
Primeland Investment Limited	Dr. Lee Shau Kee			95 (Note 7)		95	100
	Mr. Lee Ka Kit				95 (Note 7)	95	100
	Mr. Lee Ka Shing				95 (Note 7)	95	100
Yieldway International Limited	Dr. Lee Shau Kee			2 (Note 8)		2	100
	Mr. Lee Ka Kit				2 (Note 8)	2	100
	Mr. Lee Ka Shing				2 (Note 8)	2	100

* *These shares were jointly held by Mr. Chan Wing Kin and his spouse.*

** *Percentage which the aggregate long position in the shares represents to the issued share capital of the Company or associated corporation.*

Save as mentioned above, as at 31st December 2003, there were no other interests or short positions of the Directors in any shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) recorded in the register maintained by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

B. Substantial Shareholders and Others

As at 31st December 2003, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

	Name of Company	No. of Shares in which interested	%**
Substantial Shareholders (a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting)	Disralei Investment Limited (Note 1)	1,159,024,597	20.54
	Timpani Investments Limited (Note 1)	1,643,249,599	29.12
	Henderson Investment Limited (Note 1)	2,072,571,545	36.72
	Kingslee S.A. (Note 1)	2,072,571,545	36.72
	Henderson Land Development Company Limited (Note 1)	2,072,571,545	36.72
	Henderson Development Limited (Note 2)	2,076,538,017	36.79
	Hopkins (Cayman) Limited (Note 3)	2,157,017,776	38.22
	Riddick (Cayman) Limited (Note 4)	2,157,017,776	38.22
	Rimmer (Cayman) Limited (Note 4)	2,157,017,776	38.22
Persons other than Substantial Shareholders	Macrostar Investment Limited (Note 1)	429,321,946	7.61
	Medley Investment Limited (Note 1)	484,225,002	8.58

*** Percentage which the aggregate long position in the shares represents to the issued share capital of the Company.*

Save as mentioned above, as at 31st December 2003, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares and underlying shares of the Company.

Notes:

1. These 2,072,571,545 shares were beneficially owned by Macrostar Investment Limited ("Macrostar"), Medley Investment Limited ("Medley") and Disralei Investment Limited ("Disralei"). Macrostar was a wholly-owned subsidiary of Henderson Investment Limited ("HI"). Medley and Disralei were wholly-owned subsidiaries of Timpani Investments Limited, which was in turn, a wholly-owned subsidiary of HI. Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("HLD"), owned 73.48% of total issued shares in HI.

2. Henderson Development Limited ("HD") beneficially owned 61.87% of the total issued shares of HLD. Of these 2,076,538,017 shares, 2,072,571,545 shares represented the shares described in Note 1 and the other shares were beneficially owned by a wholly-owned subsidiary of HD.

3. Of these 2,157,017,776 shares, 2,076,538,017 shares represented the shares described in Notes 1 and 2 and 80,479,759 shares were beneficially owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") owned all the issued ordinary shares which carry the voting rights in the share capital of HD and Fu Sang as trustee of a unit trust ("Unit Trust").

4. These 2,157,017,776 shares are duplicated in the interests described in Note 3. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. Mr. Lee Ka Kit and Mr. Lee Ka Shing, as discretionary beneficiaries of the discretionary trusts, were taken to have duties of disclosure in relation to these shares by virtue of Part XV of SFO.

5. These 2,157,017,776 shares included the shares described in Notes 1 to 4. Dr. Lee Shau Kee beneficially owned all the issued shares in Rimmer, Riddick and Hopkins and was taken to be interested in these shares by virtue of Part XV of SFO.

6. These 9,500 shares in Lane Success Development Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 4,500 shares) and a wholly-owned subsidiary of HLD (as to 5,000 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of SFO.

7. These 95 shares in Primeland Investment Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 30 shares) and a wholly-owned subsidiary of HLD (as to 65 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of SFO.

8. These 2 shares in Yieldway International Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 1 share) and a wholly-owned subsidiary of HLD (as to 1 share). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of SFO.

Service Contracts

No Director proposed for re-election at the forthcoming Annual General Meeting has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

Interests in Contracts

No Director has, or at any time during the year had, an interest, in anyway, directly or indirectly, in any contract with the Company or its subsidiaries which was significant in relation to the business of the Company.

Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Purchase, Sale or Redemption of Own Shares

During the year, the Company repurchased 47,204,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$449,387,050 before expenses. The repurchased shares were subsequently cancelled. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the aggregate consideration was charged to unappropriated profits. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of Repurchase	Number of Shares Repurchased	Price per Share		Aggregate Consideration Paid HK$
		Highest HK$	Lowest HK$	
March 2003	5,230,000	9.70	9.55	50,427,350
April 2003	34,927,000	9.70	9.10	332,306,250
May 2003	7,047,000	9.70	9.25	66,653,450
Total	47,204,000			449,387,050

Save as mentioned above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its own shares during the year.

Major Customers and Suppliers

The percentages of the purchases attributable to the Group's largest supplier and the five largest suppliers were 29.9 per cent and 64.6 per cent respectively during the year. None of the Directors, their associates, or any shareholder (who to the knowledge of the Directors owned more than 5 per cent of the Company's share capital) had any interest in the Group's five largest suppliers. The percentage of the turnover attributable to the Group's five largest customers is less than 30 per cent during the year.

Corporate Governance

The Group understands that its business legitimacy - with shareholders, with investors, with customers, with suppliers, with employees, with the community - relies on all stakeholders having trust and faith in the Group to take care of their needs and fulfil its responsibility to the society in which it operates. The Group's value system defines its approach to corporate governance. The Group is dedicated to disclosing accurate accounting and financial information, abiding by sound business and ethical principles, following Hong Kong laws, listing rules and regulations, benchmarking itself against applicable codes and standards, and setting realistic objectives to ensure healthy investment returns and a realistically robust share price. As such, the Company fully complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year.

The Board is responsible for the Group's system of corporate governance and is ultimately accountable for the Group's activities, strategy and financial performance. The Board has three Executive Directors and eight Non-executive Directors. Three of the eight Non-executive Directors are independent to ensure that proposed strategies protect all shareholders' interests. Directors' fees are recommended by the Board and then submitted to shareholders for approval. The Company does not operate any share option scheme. Board Committees monitor effective compliance. The Audit Committee reviews the Company's current financial standing, considers the nature and scope of audit reports, and ensures internal control systems operate in accordance with applicable standards and conventions. The Investment Committee of the Retirement Schemes manages retirement schemes and advises the trustees on investment policy. The Treasury Committee reviews, advises and formulates strategies related to investment activities.

Audit Committee

The Audit Committee was formed in May 1996. Members of the Audit Committee are Dr. The Hon. David Li Kwok Po, Mr. Liu Lit Man, Dr. Lee Hon Chiu, (all of the above are Independent Non-executive Directors) and Mr. Leung Hay Man (a Non-executive Director). The Audit Committee has reviewed the unaudited interim accounts and the audited annual accounts for 2003. Audit Committee meetings were held twice during the financial year.

Auditors

The Accounts have been audited by PricewaterhouseCoopers who will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-appointment at a fee to be agreed by the Board.

Lee Shau Kee

Chairman

Hong Kong, 11th March 2004

AUDITORS' REPORT

TO THE SHAREHOLDERS OF THE HONG KONG AND CHINA GAS COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the accounts set out on pages 54 to 88 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 11th March 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31st December 2003	Note	2003 HK$ M	As restated 2002 HK$ M
Turnover	2	7,288.8	6,878.0
Operating Profit before Returns on Investments	3	3,274.1	3,384.3
Investment Income		148.9	79.2
Interest Income		74.5	123.5
Interest Expense	4	(5.5)	(4.8)
Share of Profits less Losses of Associated Companies		300.3	(1.2)
Share of Profits less Losses of Jointly Controlled Entities		7.4	–
Profit before Taxation	5	3,799.7	3,581.0
Taxation	8	(735.2)	(523.7)*
Profit after Taxation		3,064.5	3,057.3*
Minority Interests		(13.6)	(9.6)*
Profit Attributable to Shareholders	9	3,050.9	3,047.7*
Dividends	10	1,975.2	1,991.8
Earnings per Share, HK cents	11	53.9	53.6*

* Adjusted for the revised SSAP 12 "Income Taxes"

The notes on pages 59 to 88 form part of these accounts.

CONSOLIDATED BALANCE SHEET

as at 31st December 2003	Note	**2003** HK$ M	As restated 2002 HK$ M
Assets			
Non-Current Assets			
Fixed Assets	12	**9,644.3**	9,324.2
Associated Companies	14	**2,703.8**	2,539.8
Jointly Controlled Entities	15	**2,558.9**	241.6
Investment Securities	16	**861.3**	1,651.9
		15,768.3	13,757.5
Current Assets			
Properties under Development for Sale	17	**1,105.7**	1,051.6
Inventories	18	**658.5**	604.7
Debtors and Payment in Advance	19	**1,688.9**	1,223.7
Housing Loans to Staff	20	**147.5**	168.9
Trading Securities	21	**392.6**	427.8
Time Deposits, Cash and Bank Balances	22	**1,998.2**	2,943.3
		5,991.4	6,420.0
Current Liabilities			
Trade and Other Payables	23	**(700.4)**	(596.7)
Provision for Taxation		**(221.8)**	(194.6)
Bank Loans and Overdrafts	24	**(2,281.5)**	(1,748.0)
		(3,203.7)	(2,539.3)
Net Current Assets		**2,787.7**	3,880.7
Total Assets less Current Liabilities		**18,556.0**	17,638.2
Non-Current Liabilities			
Customers' Deposits		**(890.3)**	(848.5)
Deferred Taxation	25	**(905.0)**	(791.6)
Deferred Liabilities	26	**(56.7)**	(48.0)
		(1,852.0)	(1,688.1)
Minority Interests		**(222.5)**	(121.5)
Net Assets		**16,481.5**	15,828.6
Capital and Reserves			
Share Capital	27	**1,410.9**	1,422.7
Share Premium	28	**3,907.8**	3,907.8
Reserves	29	**9,864.8**	9,189.2
Proposed Dividend	29	**1,298.0**	1,308.9
		16,481.5	15,828.6

Approved by the Board of Directors on 11th March 2004

Lee Shau Kee
Director

Lee Hon Chiu
Director

The notes on pages 59 to 88 form part of these accounts.

BALANCE SHEET

as at 31st December 2003	Note	2003 HK$ M	As restated 2002 HK$ M
Assets			
Non-Current Assets			
Fixed Assets	12	**8,402.2**	8,303.3
Subsidiaries	13	**3,051.7**	2,707.5
Associated Companies	14	**418.3**	501.0
Jointly Controlled Entities	15	**9.2**	–
Investment Securities	16	**15.5**	63.9
		11,896.9	11,575.7
Current Assets			
Inventories	18	**626.1**	575.9
Debtors and Payment in Advance	19	**1,316.0**	1,125.9
Housing Loans to Staff	20	**147.5**	168.9
Time Deposits, Cash and Bank Balances	22	**870.1**	728.0
		2,959.7	2,598.7
Current Liabilities			
Trade and Other Payables	23	**(543.5)**	(478.4)
Provision for Taxation		**(183.9)**	(158.4)
Bank Loans and Overdrafts	24	**(408.4)**	(42.8)
		(1,135.8)	(679.6)
Net Current Assets		**1,823.9**	1,919.1
Total Assets less Current Liabilities		**13,720.8**	13,494.8
Non-Current Liabilities			
Customers' Deposits		**(890.3)**	(848.5)
Deferred Taxation	25	**(870.6)**	(777.0)
Deferred Liabilities	26	**(56.7)**	(48.0)
		(1,817.6)	(1,673.5)
Net Assets		**11,903.2**	11,821.3
Capital and Reserves			
Share Capital	27	**1,410.9**	1,422.7
Share Premium	28	**3,907.8**	3,907.8
Reserves	29	**5,286.5**	5,181.9
Proposed Dividend	29	**1,298.0**	1,308.9
		11,903.2	11,821.3

Approved by the Board of Directors on 11th March 2004

Lee Shau Kee
Director

Lee Hon Chiu
Director

The notes on pages 59 to 88 form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31st December 2003	Note	2003 HK$ M	2003 HK$ M	2002 HK$ M	2002 HK$ M
Net Cash Inflow from Operating Activities	33		**3,048.2**		3,012.7
Investing Activities					
Receipt from Sale of Fixed Assets		**0.9**		1.0	
Purchase of Fixed Assets		**(676.9)**		(653.2)	
Payment for Properties under Development		**(61.0)**		(34.3)	
Increase in Loans to Associated Companies		**(316.4)**		(367.9)	
Repayment of Loans by Associated Companies		**479.9**		237.7	
Increase in Investments in Associated Companies		**(7.6)**		(24.1)	
Increase in Investment in Jointly Controlled Entities		**(712.9)**		(26.4)	
Increase in Loans to Jointly Controlled Entities		**(1,626.4)**		–	
Increase in Loan from a Jointly Controlled Entity		**28.4**		0.1	
Prepayment for Investment in a PRC Joint Venture		**(256.0)**		–	
Acquisition of a Subsidiary		**1.7**		–	
Sale of Investments in Securities		**1,986.7**		1,051.4	
Purchase of Investments in Securities		**(1,058.7)**		(828.5)	
Proceeds received in respect of Ma Tau Kok South Development		**–**		380.5	
Decrease/(Increase) in Time Deposits over three months		**390.8**		(502.2)	
Interest Received	34	**85.6**		143.0	
Dividends Received		**43.6**		48.9	
Net Cash Used in Investing Activities			**(1,698.3)**		(574.0)
Financing					
Shares Repurchased	29	**(450.6)**		(291.4)	
Repayment to Minority Shareholders	35	**(0.8)**		(50.1)	
Capital Injection by Minority Shareholders	35	**25.3**		4.0	
Increase in Bank Loans	35	**3,257.5**		766.3	
Repayment of Bank Loans	35	**(2,724.3)**		(364.7)	
Interest Paid	34	**(22.4)**		(34.5)	
Dividends Paid	29	**(1,982.5)**		(1,872.8)	
Net Cash Used in Financing Activities			**(1,897.8)**		(1,843.2)
(Decrease)/Increase in Cash and Cash Equivalents			**(547.9)**		595.5
Cash and Cash Equivalents at 1st January			**2,142.7**		1,547.2
Effect of Foreign Exchange Rate Changes			**(4.9)**		–
Cash and Cash Equivalents at 31st December			**1,589.9**		2,142.7
Analysis of the Balances of Cash and Cash Equivalents					
Cash and Bank Balances			**301.7**		71.4
Time Deposits up to three months			**1,296.8**		2,079.6
Bank Overdrafts			**(8.6)**		(8.3)
			1,589.9		2,142.7

The notes on pages 59 to 88 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31st December 2003	Note	2003 HK$ M	2002 HK$ M
Total Equity as at 1st January, as previously reported		16,611.2	17,200.6
Effect of adopting revised SSAP 12	29	(782.6)	(743.3)
Total Equity as at 1st January, as restated		15,828.6	16,457.3
Impairment on a Property under Development	29	–	(1,407.1)
Share of Revaluation Surplus/(Deficit) of an Associated Company	29	35.1	(105.1)
Net Gains/(Losses) not recognised in the Profit and Loss Account		35.1	(1,512.2)
Profit Attributable to Shareholders for the year	29	3,050.9	3,047.7
Shares Repurchased	29	(450.6)	(291.4)
Dividends Paid	29	(1,982.5)	(1,872.8)
Total Equity as at 31st December		16,481.5	15,828.6

The notes on pages 59 to 88 form part of these accounts.

NOTES TO THE ACCOUNTS

1. Principal Accounting Policies

(a) Basis of Preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with Hong Kong Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention as modified by the revaluation of certain land, properties under development and trading securities.

The Group has adopted the revised SSAP 12 "Income Taxes" ("SSAP 12") which became effective for accounting periods commencing on or after 1st January 2003 and the effect on the accounts is explained in Note 1(m) to the Accounts.

(b) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) Subsidiaries

Subsidiaries are those entities in which the Group controls the composition of the board of directors, controls more than half of the voting power or holds more than half of the issued share capital.

Investments in subsidiaries are stated in the accounts of the Company at cost less provision, if necessary, for any impairment, plus amounts due from/to the relevant companies.

The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(d) Associated Companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of the associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and also goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

In the Company's balance sheet, investments in associated companies are stated at cost less provision, if necessary, for any impairment. The results of the associated companies are accounted for by the Company on the basis of dividends received and receivable.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

1. Principal Accounting Policies (continued)

(e) Jointly Controlled Entities

A jointly controlled entity is a joint venture whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and also goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

In the Company's balance sheet, investments in jointly controlled entities are stated at cost less provision, if necessary, for any impairment. The results of the jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(f) Foreign Currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries, associated companies and jointly controlled entities expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences arising therefrom are dealt with as a movement in reserves.

(g) Fixed Assets

Fixed assets other than properties under development are stated at cost or valuation less accumulated depreciation and accumulated impairment. Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their estimated useful lives. The capitalised costs in respect of capital work in progress include direct materials, direct labour costs, subcontracting costs and other direct overheads.

Properties under development are investments in land and buildings in which construction work has not been completed and which, upon completion, management intends to hold for investment purposes. These properties are carried at cost or valuation which include development expenditures incurred, capitalised interest and other direct costs attributable to the development less any impairment. On completion, the properties are transferred to investment properties.

Depreciation of fixed assets is calculated on a straight-line basis to write off the cost or valuation less accumulated impairment of each asset over its estimated useful life commencing from the month following the date of commissioning or acquisition.

1. Principal Accounting Policies (continued)

(g) Fixed Assets (continued)

Depreciation periods are as follows:

Land	Over unexpired terms of the leases
Capital Work in Progress	No depreciation
Properties under Development	No depreciation
Vehicles, Office Furniture and Equipment	5 – 10 years
Compressors	10 years
Production Plant	10 – 25 years
Meters and Installation	10 – 20 years
Risers, Gasholders, Office, Store and Buildings	30 years
Gas Mains	40 years

Effective from 1st January 1994, no further revaluations of the Group's land and properties under development have been carried out. The Group places reliance on paragraph 80 of SSAP 17, "Property, Plant and Equipment", which provides exemption from the need to make regular revaluations for such assets.

The carrying amounts of fixed assets are reviewed at each balance sheet date to assess whether their recoverable amounts have declined below their carrying amounts. If there is any indication that a fixed asset is impaired, the recoverable amount of the relevant asset is estimated and where relevant, an impairment is recognised to reduce the asset to its recoverable amount. Such an impairment is recognised in the profit and loss account except where the asset is carried at valuation and the impairment does not exceed the revaluation surplus for the same asset, in which case it is treated as a revaluation decrease.

Profit or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the asset is transferred to retained earnings and is shown as a movement in reserves.

(h) Investments in Securities

Investments in securities represent equity and debt securities. Securities which are intended to be held on a continuing basis and for an identified long-term purpose are classified as investment securities. Securities not classified as investment securities are classified as trading securities.

(i) Investment Securities

Investment securities are stated at cost less any provision for impairment.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of the relevant security will be reduced to its fair value. The impairment is recognised as an expense in the profit and loss account. The impairment is written back to the profit and loss account when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Trading Securities

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from changes in fair values of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

1. Principal Accounting Policies (continued)

(i) Properties under Development for Sale

Properties under development for sale are stated at the lower of carrying amount and net realisable value. Carrying amount includes the fair value of the land at the date of transfer from properties under development previously included in fixed assets and development expenditures incurred, capitalised interest and other direct costs attributable to the development.

Net realisable value represents the estimated selling price as determined by reference to prevailing market conditions, less the estimated costs to be incurred in completing and selling the property.

(j) Inventories

Inventories comprise stores and materials and work in progress, and are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of overheads. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(k) Accounts Receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(l) Cash and Cash Equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from the date of investment and bank overdrafts.

(m) Deferred Taxation

Under the revised SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

In prior years, the Group adopted a policy to provide for deferred taxation on timing differences between profits as computed for taxation purposes and profits as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future. Adoption of the revised SSAP 12 represents a change in accounting policy and pursuant to SSAP 2 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies", the Group has retrospectively restated the opening balances of the unappropriated profits and minority interests as at 1st January 2003 by charging HK$782.6 million and HK$2.1 million respectively, and recognised further liabilities of HK$784.7 million in the balance sheet as deferred taxation. The previously reported profit attributable to shareholders for the year ended 31st December 2002 has also been reduced by HK$39.3 million accordingly.

1. Principal Accounting Policies (continued)

(n) Revenue Recognition

(i) Town gas sales – based on gas consumption derived from meter readings.

(ii) Liquefied petroleum gas sales – upon completion of the gas filling transaction.

(iii) Equipment sales – upon completion of installation work or when equipment, materials and parts are delivered to customers and title has passed.

(iv) Maintenance, services and other charges – when services are provided and invoiced.

(v) Interest income – recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(vi) Dividend income – recognised when the right to receive payment is established.

(vii) Sales of investments in securities – recognised upon the conclusion of the contract notes.

(o) Operating Leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing companies are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease periods.

(p) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(q) Employee Benefits

(i) Salaries, bonuses and paid annual leave are accrued in the year in which the associated services are rendered by employees to the Group.

(ii) The Group operates a number of defined contribution and defined benefit retirement schemes and the assets of the schemes are held separately from those of the Group in independently administered funds. The retirement schemes are funded by payments from employees and by the Group, taking into account the recommendations of independent qualified actuaries.

Defined contribution retirement schemes

The Group contributes to defined contribution retirement schemes and Mandatory Provident Fund schemes which are available to salaried employees. The Group's contributions to these retirement schemes are calculated as a percentage of the employees' basic salaries or relevant income and are expensed as incurred. No forfeited contributions have been utilised by the Group to reduce the existing contributions.

Defined benefit retirement schemes

The Group also operates two defined benefit retirement schemes. The Workmen Retirement Scheme provides benefit to employees based on final salary and the Local Employees Provident Scheme provides benefit based on fixed contributions with a guaranteed return. For the Local Employees Provident Scheme, as the contributions made by the Group and the employees before 1st July 2003 are subject to minimum guaranteed return, this part of the scheme constitutes a defined benefit scheme. Effective from 1st July 2003, members have been offered investment choices without any minimum guaranteed return, this part of the scheme is therefore a defined contribution scheme because the minimum guaranteed return is no longer applicable.

1. Principal Accounting Policies (continued)

(q) Employee Benefits (continued)

The Group's net obligation in respect of the defined benefit retirement schemes is calculated separately for each scheme using the projected unit credit method. The costs of providing scheme benefit are charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with advice of the actuaries who carry out a full valuation of the schemes annually. The benefit obligation is measured as the present value of the estimated future benefit that employees have earned for their service in the current and prior years using interest rates of government bonds which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10 per cent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefit becomes vested.

(r) Provisions and Contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset when the reimbursement is virtually certain.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

2. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	Group	
	2003 HK$ M	2002 HK$ M
Gas Sales before Fuel Cost Adjustment	**5,940.0**	5,792.9
Fuel Cost Adjustment	**184.7**	(126.2)
Gas Sales after Fuel Cost Adjustment	**6,124.7**	5,666.7
Equipment Sales	**759.3**	857.6
Maintenance and Services	**231.0**	231.3
Other Sales	**173.8**	122.4
	7,288.8	6,878.0

3. Operating Profit before Returns on Investments

	Group	
	2003 HK$ M	2002 HK$ M
Turnover	**7,288.8**	6,878.0
Less Expenses:		
Stores and Materials Used	**(2,185.4)**	(1,803.3)
Manpower Costs (Note 6)	**(708.7)**	(709.2)
Depreciation	**(440.8)**	(415.4)
Other Operating Items	**(679.8)**	(565.8)
Operating Profit before Returns on Investments	**3,274.1**	3,384.3

4. Interest Expense

	Group	
	2003 HK$ M	2002 HK$ M
Interest on Bank Loans and Overdrafts	**20.9**	34.8
Interest on Customers' Deposits	**0.1**	0.9
	21.0	35.7
Less: Amount Capitalised	**(15.5)**	(30.9)
	5.5	4.8

5. Profit before Taxation

	Group 2003 HK$ M	2002 HK$ M
Profit before Taxation is stated after crediting and charging the following:		
Crediting:		
Dividend Income from Equity Securities		
– Listed	**42.5**	47.8
– Unlisted	**1.1**	1.1
Interest Income from Debt Securities		
– Listed	**30.8**	59.8
– Unlisted	**9.0**	9.6
Exchange Gain	**2.4**	1.5
Net Realised and Unrealised Gains on Investments in Securities	**97.7**	21.6
Charging:		
Cost of Inventories Sold	**2,496.2**	2,125.5
Depreciation	**440.8**	415.4
Operating Lease Rentals – Land and Buildings	**23.6**	22.8
Auditors' Remuneration	**2.0**	2.0
Net Loss on Residential Maintenance (Note)	**0.5**	0.3

Note

Analysis of Net Loss on Residential Maintenance:

	2003 HK$ M	2002 HK$ M
Residential Maintenance Revenue	**(164.7)**	(159.8)
Less Expenses:		
Salaries and Wages	**87.4**	89.2
Other Operating and Administrative Expenses	**77.8**	70.9
Net Loss	**0.5**	0.3

6. Manpower Costs

	Group 2003 HK$ M	2002 HK$ M
Salaries and Wages	**605.9**	615.7
Pension Costs – Defined Contribution Retirement Schemes	**51.8**	12.5
Pension Costs – Defined Benefit Retirement Schemes	**51.0**	81.0
	708.7	709.2

7. Directors' and Senior Management's Emoluments

(a) Directors' Emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2003 HK$ M	2002 HK$ M
Fees	1.6	1.6
Salaries, Allowances and Benefits in Kind	10.6	10.4
Performance Bonus	11.2	10.9
Contributions to Retirement Scheme	6.4	5.0
	29.8	27.9

Number of directors whose emoluments fell within:

Emoluments Band (HK$ M)	2003	2002
0.0 – 1.0	8	8
8.0 – 8.5	–	1
8.5 – 9.0	2	1
9.0 – 9.5	–	1
10.5 – 11.0	1	–

During the year, the independent non-executive directors of the Company received directors' fees of HK$0.4 million (2002: HK$0.4 million) and gas allowances of HK$0.2 million (2002: HK$0.3 million).

(b) Five Highest Paid Individuals

The above analysis includes three (2002: three) individuals whose emoluments were among the five highest in the Group. Details of the emoluments payable to the remaining two (2002: two) individuals are as follows:

	2003 HK$ M	2002 HK$ M
Salaries, Allowances and Benefits in Kind	3.6	3.2
Performance Bonus	3.4	3.2
Contributions to Retirement Scheme	0.9	1.2
	7.9	7.6

Number of individuals whose emoluments fell within:

Emoluments Band (HK$ M)	2003	2002
3.0 – 3.5	1	1
4.0 – 4.5	1	1

8. Taxation

The amount of taxation charged to the consolidated profit and loss account represents:

	Group 2003 HK$ M	2002 HK$ M
Company and Subsidiaries:		
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the year	**565.7**	515.5
Current Taxation – Under/(Over) provision in prior years	**33.1**	(26.3)
Deferred Taxation relating to the origination and reversal of temporary differences	**40.2**	34.5
Deferred Taxation resulting from the increase in tax rate from 16% to 17.5%	**73.2**	–
	712.2	523.7
Share of Taxation attributable to:		
Associated Companies	**15.7**	–
Jointly Controlled Entities	**7.3**	–
	735.2	523.7

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Group 2003 HK$ M	2002 HK$ M
Profit before Taxation	**3,799.7**	3,581.0
Calculated at a taxation rate of 17.5% (2002: 16%)	**664.9**	573.0
Effect of different taxation rates in other countries	**10.5**	3.1
Income not subject to taxation	**(90.8)**	(50.2)
Expenses not deductible for taxation purposes	**37.1**	22.4
Utilisation of previously unrecognised tax losses	**–**	(0.1)
Unrecognised tax losses	**7.2**	1.8
Increase in opening net deferred tax liabilities resulting from an increase in tax rate	**73.2**	–
Under/(Over) provision in prior years	**33.1**	(26.3)
	735.2	523.7

9. Profit Attributable to Shareholders

Profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$2,515.0 million (2002: HK$2,700.0 million).

10. Dividends

	Company	
	2003 **HK$ M**	2002 HK$ M
Interim, paid of HK 12 cents per ordinary share (2002: HK 12 cents per ordinary share)	**677.2**	682.9
Final, proposed of HK 23 cents per ordinary share (2002: HK 23 cents per ordinary share)	**1,298.0**	1,308.9
	1,975.2	1,991.8

At a meeting held on 11th March 2004, the directors declared a final dividend of HK 23 cents per ordinary share for the year ended 31st December 2003. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st December 2004.

11. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,050.9 million (2002: HK$3,047.7 million) and the weighted average of 5,655,604,405 shares in issue (2002: 5,690,976,905 shares) after adjusting for the shares repurchased (2002: the shares repurchased and bonus issue) during the year.

12. Fixed Assets

	Land HK$ M Note (a)	Properties under Development HK$ M Note (b)	Buildings, Plant, Mains & Other Equipment HK$ M Note (c)	Total HK$ M
Group				
Cost or Valuation				
At 1st January 2003	1,820.3	196.8	12,220.5	14,237.6
Additions	9.7	7.6	744.0	761.3
Transfer from Buildings, Plant, Mains & Other Equipment	91.3	–	(91.3)	–
Disposals	–	–	(23.5)	(23.5)
At 31st December 2003	1,921.3	204.4	12,849.7	14,975.4
Accumulated Depreciation				
At 1st January 2003	295.3	–	4,618.1	4,913.4
Charge for the year	39.7	–	401.1	440.8
Disposals	–	–	(23.1)	(23.1)
At 31st December 2003	335.0	–	4,996.1	5,331.1
Net Book Value				
At 31st December 2003	1,586.3	204.4	7,853.6	9,644.3
At 31st December 2002	1,525.0	196.8	7,602.4	9,324.2
Company				
Cost or Valuation				
At 1st January 2003	1,771.9	–	11,342.4	13,114.3
Additions	–	–	503.6	503.6
Disposals	–	–	(22.3)	(22.3)
At 31st December 2003	1,771.9	–	11,823.7	13,595.6
Accumulated Depreciation				
At 1st January 2003	291.7	–	4,519.3	4,811.0
Charge for the year	36.7	–	367.8	404.5
Disposals	–	–	(22.1)	(22.1)
At 31st December 2003	328.4	–	4,865.0	5,193.4
Net Book Value				
At 31st December 2003	1,443.5	–	6,958.7	8,402.2
At 31st December 2002	1,480.2	–	6,823.1	8,303.3

12. Fixed Assets (continued)

Note (a) : Land

(i) The analysis of Cost or Valuation of Land is as follows:

	Group HK$ M	Company HK$ M
Items stated at:		
Cost	361.3	211.9
1993 Valuation	1,560.0	1,560.0
	1,921.3	1,771.9

Land at North Point and Tai Po Industrial Estate was revalued by an independent qualified valuer, Chesterton Petty Limited, as at 31st December 1993 on an open market value basis. The carrying amount of these two pieces of land of the Group and the Company would have been HK$92.1 million (2002: HK$94.2 million) had they been carried at cost less accumulated depreciation.

(ii) The Net Book Value of Land is analysed as follows:

	Group HK$ M	Company HK$ M
Held in Hong Kong:		
On medium term leases	1,429.2	1,429.2
On long term leases	14.3	14.3
Held outside Hong Kong:		
On medium term leases	142.2	–
On long term leases	0.6	–
	1,586.3	1,443.5

Note (b) : Properties under Development

Properties under Development represent the commercial portion of the Ma Tau Kok South property development. The analysis of Cost or Valuation of Properties under Development is as follows:

	Group HK$ M
Items stated at:	
Cost	12.4
1993 Valuation, less impairment	192.0
	204.4

12. Fixed Assets (continued)

Note (c) : Buildings, Plant, Mains and Other Equipment

	Buildings, Plant & Equipment HK$ M	Mains & Risers HK$ M	Meters & Installations HK$ M	Capital Work in Progress HK$ M	Total HK$ M
Group					
Cost					
At 1st January 2003	4,070.7	5,898.0	1,301.6	950.2	12,220.5
Additions	83.8	76.4	102.6	481.2	744.0
Transfers from Capital Work in Progress	10.3	197.7	0.8	(208.8)	–
Disposals	(19.8)	–	(3.7)	–	(23.5)
Transfer to Land	(91.3)	–	–	–	(91.3)
At 31st December 2003	4,053.7	6,172.1	1,401.3	1,222.6	12,849.7
Accumulated Depreciation					
At 1st January 2003	2,074.0	1,841.2	702.9	–	4,618.1
Charge for the year	190.8	141.1	69.2	–	401.1
Disposals	(19.4)	–	(3.7)	–	(23.1)
At 31st December 2003	2,245.4	1,982.3	768.4	–	4,996.1
Net Book Value					
At 31st December 2003	1,808.3	4,189.8	632.9	1,222.6	7,853.6
At 31st December 2002	1,996.7	4,056.8	598.7	950.2	7,602.4
Company					
Cost					
At 1st January 2003	3,682.9	5,559.3	1,294.9	805.3	11,342.4
Additions	53.4	9.3	100.3	340.6	503.6
Transfers from Capital Work in Progress	–	141.0	–	(141.0)	–
Disposals	(18.7)	–	(3.6)	–	(22.3)
At 31st December 2003	3,717.6	5,709.6	1,391.6	1,004.9	11,823.7
Accumulated Depreciation					
At 1st January 2003	2,021.8	1,795.5	702.0	–	4,519.3
Charge for the year	171.8	127.4	68.6	–	367.8
Disposals	(18.5)	–	(3.6)	–	(22.1)
At 31st December 2003	2,175.1	1,922.9	767.0	–	4,865.0
Net Book Value					
At 31st December 2003	1,542.5	3,786.7	624.6	1,004.9	6,958.7
At 31st December 2002	1,661.1	3,763.8	592.9	805.3	6,823.1

13. Subsidiaries

	Company	
	2003 HK$ M	2002 HK$ M
Unlisted Shares, at Cost	**31.2**	1,810.1
Amounts due from Subsidiaries	**5,833.7**	4,364.1
	5,864.9	6,174.2
Amounts due to Subsidiaries	**(2,813.2)**	(3,466.7)
	3,051.7	2,707.5

The principal subsidiaries of the Company are shown on pages 87 and 88 of the accounts.

14. Associated Companies

	Group		Company	
	2003 HK$ M	2002 HK$ M	**2003** HK$ M	2002 HK$ M
Share of Net Assets	**506.2**	98.2	**–**	–
Loans to Associated Companies	**2,197.6**	2,441.6	**418.3**	501.0
	2,703.8	2,539.8	**418.3**	501.0

Loans to associated companies are mainly for the financing of properties development projects and the amounts are unsecured, interest free and have no fixed terms of repayment. Particulars of the associated companies as at 31st December 2003 are listed below:

Name	Note	Issued Share Capital/ Registered Capital	Percentage of the Group's Equity Interest	Place of Incorporation/ Operation	Principal Activity
GH-Fusion Limited	(i)	200 shares of US$1 each	50	British Virgin Islands	Investment Holding
Lane Success Development Limited	(ii)	10,000 shares of HK$1 each	45	Hong Kong	Property Development
Primeland Investment Limited	(iii)	95 shares of US$1 each	32	British Virgin Islands/ Hong Kong	Investment Holding
Suzhou Industrial Park Hong Kong and China Gas Company Limited		RMB 44.0 million	45	People's Republic of China ("PRC")	Gas Sales and Related Businesses
Zibo Lubo Gas Company Limited		RMB 50.0 million	27	PRC	Gas Sales and Related Businesses

Notes

(i) The Group holds a 50 per cent interest in GH-Fusion Limited which has a wholly owned subsidiary in the PRC for the manufacturing of polyethylene fittings for gas and water pipe systems.

(ii) The Group holds a 45 per cent interest in Lane Success Development Limited whose principal activity is the development of King's Park Hill project. The property development project is a joint development with Henderson Land Development Limited and has been completed for sale.

(iii) The Group has an effective interest of 15 per cent in the Airport Railway Hong Kong Station project through its 32 per cent interest in Primeland Investment Limited. The project, which includes office, commercial and hotel properties, is being developed in phases up to 2005.

15. Jointly Controlled Entities

	Group		Company	
	2003 **HK$ M**	2002 HK$ M	**2003** **HK$ M**	2002 HK$ M
Investment at Cost	–	–	**9.4**	–
Share of Net Assets	**739.1**	26.2	–	–
Loans to Jointly Controlled Entities	**1,848.5**	215.4	–	–
Loan from a Jointly Controlled Entity	**(28.7)**	–	**(0.2)**	–
	2,558.9	241.6	**9.2**	–

Loans to jointly controlled entities include HK$1,534.6 million (2002: HK$215.4 million) loan to Yieldway International Limited for the Sai Wan Ho property development project, which is a joint development with Henderson Land Development Limited and is expected to be completed in 2005. This loan is unsecured, interest bearing and has no fixed terms of repayment. Other loans to joinly controlled entities are all provided to our PRC joint ventures, which are unsecured and interest free with no fixed terms of repayment.

Particulars of the jointly controlled entities as at 31st December 2003 are listed below:

Name	Issued Share Capital/ Registered Capital	Percentage of the Group's Equity Interest	Place of Incorporation/ Operation	Principal Activity
Yieldway International Limited	2 shares of HK$1 each	50	Hong Kong	Property Development
Changzhou Hong Kong and China Gas Company Limited	RMB 166.0 million	50	PRC	Gas Sales and Related Businesses
Maanshan Hong Kong and China Gas Company Limited	RMB 107.5 million	50	PRC	Gas Sales and Related Businesses
Nanjing Hong Kong and China Gas Company Limited	RMB 600.0 million	50	PRC	Gas Sales and Related Businesses
Weifang Hong Kong and China Gas Company Limited	RMB 140.0 million	50	PRC	Gas Sales and Related Businesses
Weihai Hong Kong and China Gas Company Limited	RMB 99.2 million	50	PRC	Gas Sales and Related Businesses
Wuhan Natural Gas Company Limited	RMB 400.0 million	50	PRC	Gas Sales and Related Businesses
Zibo Hong Kong and China Gas Company Limited	RMB 56.0 million	50	PRC	Gas Sales and Related Businesses

16. Investment Securities

	Group		Company	
	2003 **HK$ M**	2002 HK$ M	**2003** **HK$ M**	2002 HK$ M
Debt Securities (Note a)	**501.9**	1,059.8	**–**	–
Equity Securities (Note b)	**359.4**	592.1	**15.5**	63.9
	861.3	1,651.9	**15.5**	63.9
Market Value of Listed Investments	**1,023.7**	1,682.3	**14.3**	58.1

Notes

(a) Debt Securities

Unlisted	**35.1**	89.6	**–**	–
Listed – overseas	**466.8**	970.2	**–**	–
	501.9	1,059.8	**–**	–

(b) Equity Securities

Listed				
Hong Kong	**356.5**	589.2	**15.5**	63.9
Overseas	**2.9**	2.9	**–**	–
	359.4	592.1	**15.5**	63.9

17. Properties under Development for Sale

Properties under development for sale represent the residential portion of the Ma Tau Kok South property development project (the "Project"). On 2nd August 2002, the Group entered into a development agreement with Henderson Land Development Limited and its subsidiaries (collectively "Henderson") under which Henderson paid to the Group a sum of HK$380.5 million for an entitlement to 27 per cent of the net sales proceeds of the residential portion of the Project. Under the same agreement, Henderson was appointed to provide certain property development related services and materials to the Project for a total amount of not exceeding HK$97.0 million. During the year, the Group paid HK$2.4 million (2002: Nil) in respect of this.

	Group	
	2003 **HK$ M**	2002 HK$ M
Cost		
At 1st January	**1,432.1**	–
Transfer from Properties under Development	**–**	1,409.4
Additions	**54.1**	22.7
	1,486.2	1,432.1
Less: Proceeds received	**(380.5)**	(380.5)
At 31st December	**1,105.7**	1,051.6

18. Inventories

	Group		Company	
	2003 **HK$ M**	2002 HK$ M	**2003** **HK$ M**	2002 HK$ M
Stores and Materials	**256.7**	247.4	**229.2**	221.1
Work in Progress	**401.8**	357.3	**396.9**	354.8
	658.5	604.7	**626.1**	575.9

At 31st December 2003, the amount of stores and materials of the Group and the Company carried at net realisable value amounted to HK$126.9 million (2002: HK$145.7 million).

19. Debtors and Payment in Advance

	Group		Company	
	2003 **HK$ M**	2002 HK$ M	**2003** **HK$ M**	2002 HK$ M
Trade Debtors (Note a)	**1,034.0**	953.9	**986.3**	912.5
Other Debtors and Receivables (Note b)	**596.0**	254.4	**287.5**	201.2
Payment in Advance	**58.9**	15.4	**42.2**	12.2
	1,688.9	1,223.7	**1,316.0**	1,125.9

Notes

(a) The Group has established credit policies for different types of customers. The credit period offered for trade debtors ranges from 30 to 60 days. These are subject to periodic review by management. As at 31st December 2003, the aging analysis of the trade debtors, net of provision, was as follows:

	Group		Company	
	2003 **HK$ M**	2002 HK$ M	**2003** **HK$ M**	2002 HK$ M
0 – 30 days	**870.7**	798.5	**847.5**	780.6
31 – 60 days	**43.2**	51.9	**41.8**	48.1
61 – 90 days	**25.8**	23.4	**24.3**	20.7
Over 90 days	**94.3**	80.1	**72.7**	63.1
	1,034.0	953.9	**986.3**	912.5

(b) Other debtors and receivables include HK$256.0 million (2002: Nil) prepayment for investment in a PRC joint venture.

20. Housing Loans to Staff

The housing loans to staff includes loans made to two directors of the Company disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance as follows:

	Balance at 31/12/2003 HK$ M	Balance at 31/12/2002 HK$ M	Maximum Balance Outstanding during 2003 HK$ M
Alfred Chan Wing Kin	–	2.4	2.4
James Kwan Yuk Choi	2.2	2.6	2.6
	2.2	5.0	5.0

The outstanding loan to Mr. James Kwan Yuk Choi is secured by a mortgage on the property purchased. The loan is repayable up to November 2008 by monthly installments which include interest at an annual rate of 3 per cent below the best lending rate in Hong Kong. The loan for Mr. Alfred Chan Wing Kin was fully repaid during the year.

21. Trading Securities

	Group	
	2003 HK$ M	2002 HK$ M
Debt Securities (Note a)	346.7	387.3
Equity Securities (Note b)	45.9	40.5
	392.6	427.8
Notes		
(a) Debt Securities		
Unlisted	191.0	270.4
Listed		
Hong Kong	–	5.2
Overseas	155.7	111.7
	346.7	387.3
(b) Equity Securities		
Listed		
Hong Kong	29.2	38.9
Overseas	16.7	1.6
	45.9	40.5

22. Time Deposits, Cash and Bank Balances

	Group		Company	
	2003 HK$ M	2002 HK$ M	2003 HK$ M	2002 HK$ M
Time Deposits up to three months	1,296.8	2,079.6	442.0	685.6
Time Deposits over three months	399.7	792.3	364.9	20.0
	1,696.5	2,871.9	806.9	705.6
Cash and Bank Balances	301.7	71.4	63.2	22.4
	1,998.2	2,943.3	870.1	728.0

23. Trade and Other Payables

	Group		Company	
	2003 HK$ M	2002 HK$ M	**2003** HK$ M	2002 HK$ M
Trade Creditors (Note)	**126.3**	118.1	**73.3**	76.0
Other Creditors and Accruals	**574.1**	478.6	**470.2**	402.4
	700.4	596.7	**543.5**	478.4

Note

At 31st December 2003, the aging analysis of the trade creditors was as follows:

	Group		Company	
	2003 HK$ M	2002 HK$ M	**2003** HK$ M	2002 HK$ M
0 – 30 days	**109.9**	104.2	**73.2**	75.9
31 – 60 days	**5.3**	3.4	**0.1**	0.1
61 – 90 days	**1.9**	2.7	**–**	–
Over 90 days	**9.2**	7.8	**–**	–
	126.3	118.1	**73.3**	76.0

24. Bank Loans and Overdrafts

	Group		Company	
	2003 HK$ M	2002 HK$ M	**2003** HK$ M	2002 HK$ M
Bank Loans	**2,272.9**	1,739.7	**399.8**	34.5
Bank Overdrafts	**8.6**	8.3	**8.6**	8.3
	2,281.5	1,748.0	**408.4**	42.8

25. Deferred Taxation

The movement on the deferred taxation is as follows:

	Group		Company	
	2003 HK$ M	2002 HK$ M	**2003** HK$ M	2002 HK$ M
At 1st January	**791.6**	757.1	**777.0**	754.2
Charged to Profit and Loss Account (Note 8)	**113.4**	34.5	**93.6**	22.8
At 31st December	**905.0**	791.6	**870.6**	777.0

25. Deferred Taxation (continued)

Prior to offsetting of balances within the same taxation jurisdiction, the movement in deferred tax assets and liabilities during the year is as follows:

Group

Deferred Tax Liabilities

	Accelerated Tax Depreciation		Others		Total	
	2003 HK$ M	2002 HK$ M	**2003 HK$ M**	2002 HK$ M	**2003 HK$ M**	2002 HK$ M
At 1st January	**803.6**	779.2	**9.6**	4.8	**813.2**	784.0
Charged to Profit and Loss Account	**100.0**	24.4	**8.2**	4.8	**108.2**	29.2
At 31st December	**903.6**	803.6	**17.8**	9.6	**921.4**	813.2

Deferred Tax Assets

	Provisions		Tax Losses		Total	
	2003 HK$ M	2002 HK$ M	**2003 HK$ M**	2002 HK$ M	**2003 HK$ M**	2002 HK$ M
At 1st January	**(13.4)**	(14.0)	**(8.2)**	(12.9)	**(21.6)**	(26.9)
Charged to Profit and Loss Account	**2.5**	0.6	**2.7**	4.7	**5.2**	5.3
At 31st December	**(10.9)**	(13.4)	**(5.5)**	(8.2)	**(16.4)**	(21.6)
Net Deferred Taxation at 31st December					**905.0**	791.6

Company

Deferred Tax Liabilities

	Accelerated Tax Depreciation	
	2003 HK$ M	2002 HK$ M
At 1st January	**787.6**	765.8
Charged to Profit and Loss Account	**94.4**	21.8
At 31st December	**882.0**	787.6

Deferred Tax Assets

	Provisions	
	2003 HK$ M	2002 HK$ M
At 1st January	**(10.6)**	(11.6)
Credited/Charged to Profit and Loss Account	**(0.8)**	1.0
At 31st December	**(11.4)**	(10.6)
Net Deferred Taxation at 31st December	**870.6**	777.0

26. Deferred Liabilities

	Group and Company	
	2003	2002
	HK$ M	HK$ M
Defined Benefit Retirement Schemes	**56.7**	48.0

The Group operates two defined benefit retirement schemes in Hong Kong, namely the Workmen Retirement Scheme and the Local Employees Provident Scheme. The Workmen Retirement Scheme is a final salary defined benefit scheme. The Local Employees Provident Scheme provides benefits based on accumulated contributions with investment returns. The contributions made by the Group and the employees before 1st July 2003 are subject to a minimum guaranteed return, and because of the minimum guaranteed return, this part of the Local Employees Provident Scheme constitutes a defined benefit scheme. Effective from 1st July 2003, members have been offered investment choices without any minimum guaranteed return. The contributions made by the Group and the employees since 1st July 2003 are invested in the investment choices chosen by the employees. This part of the Local Employees Provident Scheme is a defined contribution scheme because the minimum guaranteed return is no longer applicable.

The amounts recognised in the balance sheet are determined as follows:

	Group and Company	
	2003	2002
	HK$ M	HK$ M
Present Value of Funded Obligations	**1,696.1**	1,623.4
Fair Value of Plan Assets	**(1,725.8)**	(1,324.2)
Present Value of (Overfunded)/Unfunded Obligations	**(29.7)**	299.2
Unrecognised Actuarial Gains/(Losses)	**86.4**	(251.2)
Liability in the Balance Sheet	**56.7**	48.0

The pension plan assets include the Company's ordinary shares with a fair value of HK$59.9 million (2002: HK$34.7 million).

The amounts recognised in the profit and loss account are as follows:

	Group and Company	
	2003	2002
	HK$ M	HK$ M
Current Service Cost	**48.6**	80.2
Interest Cost	**89.7**	96.4
Expected Return on Plan Assets	**(89.4)**	(95.6)
Net Actuarial Losses Recognised	**2.1**	–
Total	**51.0**	81.0

The actual return on plan assets was HK$307.8 million (2002: Negative return of HK$59.4 million).

26. Deferred Liabilities (continued)

Movement in the liability recognised in the balance sheet:

	Group and Company	
	2003 **HK$ M**	2002 HK$ M
At 1st January	**48.0**	42.9
Total Expense – as shown above	**51.0**	81.0
Contribution Paid	**(42.3)**	(75.9)
At 31st December	**56.7**	48.0

The principal actuarial assumptions used are as follows:

	2003 **%**	2002 %
Discount Rate	**5.5**	5.5
Expected Rate of Return on Plan Assets	**6.0**	6.0
Expected Rate of Future Salary Increases	**3.5**	3.5

27. Share Capital

	Ordinary Shares of HK$0.25 each			
	Number of Shares		Nominal Value	
	2003	2002	**2003** **HK$ M**	2002 HK$ M
Authorised:				
At 1st January and at 31st December	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
Issued and Fully Paid:				
At 1st January	**5,690,855,988**	5,203,724,444	**1,422.7**	1,300.9
Bonus Issue	**–**	517,350,544	**–**	129.3
Repurchase of Shares	**(47,204,000)**	(30,219,000)	**(11.8)**	(7.5)
At 31st December	**5,643,651,988**	5,690,855,988	**1,410.9**	1,422.7

28. Share Premium

	Group and Company	
	2003 **HK$ M**	2002 HK$ M
At 1st January	**3,907.8**	4,037.1
Less: Bonus Issue	**–**	(129.3)
At 31st December	**3,907.8**	3,907.8

29. Reserves

	Properties Revaluation Reserve HK$ M	General Reserve HK$ M	Capital Redemption Reserve HK$ M	Unappropriated Profits HK$ M	Total HK$ M
Group					
At 1st January 2003	3,026.3	3,820.0	144.2	2,981.3	9,971.8
Effect of adopting revised SSAP 12	–	–	–	(782.6)	(782.6)
At 1st January 2003, as restated	3,026.3	3,820.0	144.2	2,198.7	9,189.2
Profit Attributable to Shareholders	–	–	–	3,050.9	3,050.9
Share of Revaluation Surplus of an Associated Company	35.1	–	–	–	35.1
Transfer from General Reserve	–	(500.0)	–	500.0	–
Shares Repurchased	–	–	11.8	(450.6)	(438.8)
2002 Final Dividend proposed	–	–	–	1,308.9	1,308.9
2002 Final Dividend paid	–	–	–	(1,305.3)	(1,305.3)
2003 Interim Dividend paid	–	–	–	(677.2)	(677.2)
At 31st December 2003	3,061.4	3,320.0	156.0	4,625.4	11,162.8
Company and Subsidiaries	3,013.7	3,320.0	156.0	4,284.0	10,773.7
Associated Companies	47.7	–	–	341.3	389.0
Jointly Controlled Entities	–	–	–	0.1	0.1
	3,061.4	3,320.0	156.0	4,625.4	11,162.8
Balance after 2003 Final Dividend proposed	3,061.4	3,320.0	156.0	3,327.4	9,864.8
2003 Final Dividend proposed	–	–	–	1,298.0	1,298.0
	3,061.4	3,320.0	156.0	4,625.4	11,162.8
Company					
At 1st January 2003	1,450.8	3,820.0	144.2	537.0	5,952.0
Effect of adopting revised SSAP 12	–	–	–	(770.1)	(770.1)
At 1st January 2003, as restated	1,450.8	3,820.0	144.2	(233.1)	5,181.9
Profit Attributable to Shareholders	–	–	–	2,515.0	2,515.0
Transfer from General Reserve	–	(500.0)	–	500.0	–
Shares Repurchased	–	–	11.8	(450.6)	(438.8)
2002 Final Dividend proposed	–	–	–	1,308.9	1,308.9
2002 Final Dividend paid	–	–	–	(1,305.3)	(1,305.3)
2003 Interim Dividend paid	–	–	–	(677.2)	(677.2)
At 31st December 2003	1,450.8	3,320.0	156.0	1,657.7	6,584.5
Balance after 2003 Final Dividend proposed	1,450.8	3,320.0	156.0	359.7	5,286.5
2003 Final Dividend proposed	–	–	–	1,298.0	1,298.0
	1,450.8	3,320.0	156.0	1,657.7	6,584.5

29. Reserves (continued)

	Properties Revaluation Reserve HK$ M	General Reserve HK$ M	Capital Redemption Reserve HK$ M	Unappropriated Profits HK$ M	Total HK$ M
Group					
At 1st January 2002	4,538.5	3,820.0	136.7	2,170.5	10,665.7
Effect of adopting revised SSAP 12	–	–	–	(743.3)	(743.3)
At 1st January 2002, as restated	4,538.5	3,820.0	136.7	1,427.2	9,922.4
Profit Attributable to Shareholders	–	–	–	3,047.7	3,047.7
Impairment	(1,407.1)	–	–	–	(1,407.1)
Share of Revaluation Deficit of an Associated Company	(105.1)	–	–	–	(105.1)
Shares Repurchased	–	–	7.5	(291.4)	(283.9)
2001 Final Dividend proposed	–	–	–	1,196.9	1,196.9
2001 Final Dividend paid	–	–	–	(1,189.9)	(1,189.9)
2002 Interim Dividend paid	–	–	–	(682.9)	(682.9)
At 31st December 2002	3,026.3	3,820.0	144.2	3,507.6	10,498.1
Company and Subsidiaries	3,013.7	3,820.0	144.2	3,450.9	10,428.8
Associated Companies	12.6	–	–	56.7	69.3
	3,026.3	3,820.0	144.2	3,507.6	10,498.1
Balance after 2002 Final Dividend proposed	3,026.3	3,820.0	144.2	2,198.7	9,189.2
2002 Final Dividend proposed	–	–	–	1,308.9	1,308.9
	3,026.3	3,820.0	144.2	3,507.6	10,498.1
Company					
At 1st January 2002	1,450.8	3,820.0	136.7	83.5	5,491.0
Effect of adopting revised SSAP 12	–	–	–	(740.4)	(740.4)
At 1st January 2002, as restated	1,450.8	3,820.0	136.7	(656.9)	4,750.6
Profit Attributable to Shareholders	–	–	–	2,700.0	2,700.0
Shares Repurchased	–	–	7.5	(291.4)	(283.9)
2001 Final Dividend proposed	–	–	–	1,196.9	1,196.9
2001 Final Dividend paid	–	–	–	(1,189.9)	(1,189.9)
2002 Interim Dividend paid	–	–	–	(682.9)	(682.9)
At 31st December 2002	1,450.8	3,820.0	144.2	1,075.8	6,490.8
Balance after 2002 Final Dividend proposed	1,450.8	3,820.0	144.2	(233.1)	5,181.9
2002 Final Dividend proposed	–	–	–	1,308.9	1,308.9
	1,450.8	3,820.0	144.2	1,075.8	6,490.8

The distributable reserves of the Company at 31st December 2003, comprising general reserve and unappropriated profits, amounted to HK$4,977.7 million (2002: HK$4,895.8 million) before the proposed final dividend for the year ended 31st December 2003.

30. Contingent Liabilities

Guarantees have been executed in respect of banking facilities and other borrowings as follows:

	Group		Company	
	2003 HK$ M	2002 HK$ M	**2003 HK$ M**	2002 HK$ M
Subsidiaries	**–**	–	**1,806.3**	3,606.2
Associated Companies	**998.0**	1,050.0	**998.0**	1,050.0
Jointly Controlled Entities	**–**	1,199.2	**–**	1,199.2
	998.0	2,249.2	**2,804.3**	5,855.4

Save as disclosed above, the Company and the Group did not have any further contingent liabilities as at 31st December 2003.

31. Commitments

(a) Capital expenditure for fixed assets

	Group		Company	
	2003 HK$ M	2002 HK$ M	**2003 HK$ M**	2002 HK$ M
Authorised but not brought into the accounts at 31st December	**691.0**	487.4	**473.2**	399.5
Of which, contracts had been entered into at 31st December	**379.6**	248.9	**246.8**	169.1

(b) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant PRC gas projects. The directors estimate that the Group's share of projected funds requirements of these projects would be approximately HK$358.7 million (2002: HK$253.9 million) which represents the attributable portion of the capital and loan contributions to be made to the joint ventures.

(c) Lease commitments

At 31st December 2003, future aggregate minimum lease payments of land and buildings under non-cancellable operating leases were as follows:

	Group		Company	
	2003 HK$ M	2002 HK$ M	**2003 HK$ M**	2002 HK$ M
Not later than one year	**15.4**	18.7	**12.9**	17.2
Later than one year and not later than five years	**6.6**	16.6	**3.1**	13.5
Later than five years	**0.1**	0.3	**–**	–
	22.1	35.6	**16.0**	30.7

32. Related Party Transactions

Save as disclosed in notes 14, 15 and 17, there were no other significant related party transactions undertaken by the Company and the Group at anytime during the year.

33. Reconciliation of Profit before Taxation to Net Cash Inflow from Operating Activities

	Group	
	2003 **HK$ M**	2002 HK$ M
Profit before Taxation	**3,799.7**	3,581.0
Share of Profits less Losses of Associated Companies	**(300.3)**	1.2
Share of Profits less Losses of Jointly Controlled Entities	**(7.4)**	–
Interest Income	**(74.5)**	(123.5)
Interest Expense	**5.5**	4.8
Dividend Income from Equity Securities	**(43.6)**	(48.9)
Depreciation	**440.8**	415.4
Gain on Disposal of Fixed Assets	**(0.5)**	(0.4)
Net Realised and Unrealised Gains on Investments in Securities	**(97.7)**	(21.6)
Increase in Customers' Deposits	**41.8**	8.9
Increase in Inventories	**(51.9)**	(91.9)
Increase in Debtors and Payment in Advance	**(212.2)**	(188.1)
Decrease in Housing Loans to Staff	**21.4**	16.9
Increase/(Decrease) in Trade and Other Payables	**82.1**	(38.3)
Increase in Deferred Liabilities	**8.7**	5.1
Profits Tax Paid	**(571.6)**	(505.2)
Exchange Differences	**7.9**	(2.7)
Net Cash Inflow from Operating Activities	**3,048.2**	3,012.7

34. Reconciliation of Interest Income and Expense to Interest Received and Paid

	Group	
	2003 **HK$ M**	2002 HK$ M
Interest Income	**(74.5)**	(123.5)
Decrease in Interest Receivable	**(11.1)**	(19.5)
Interest Received	**(85.6)**	(143.0)
Interest Expense before Capitalisation (Note 4)	**21.0**	35.7
Decrease/(Increase) in Interest Payable	**1.4**	(1.2)
Interest Paid	**22.4**	34.5

35. Analysis of Changes in Financing During the Year

	Share Capital and Share Premium HK$ M	Capital Redemption Reserve HK$ M	Bank Borrowings HK$ M	Minority Interests HK$ M	Total HK$ M
Group					
At 1st January 2003	5,330.5	144.2	1,739.7	123.6	7,338.0
Effect of adopting revised SSAP 12	–	–	–	(2.1)	(2.1)
Balance at 1st January 2003, as restated	5,330.5	144.2	1,739.7	121.5	7,335.9
Net Cash Inflow from Financing	–	–	533.2	24.5	557.7
Transfer to Capital Redemption Reserve	(11.8)	11.8	–	–	–
Injection in form of Fixed Assets	–	–	–	62.9	62.9
Share of Profit	–	–	–	13.6	13.6
At 31st December 2003	5,318.7	156.0	2,272.9	222.5	7,970.1
At 1st January 2002	5,338.0	136.7	1,338.1	128.7	6,941.5
Net Cash Inflow from/ (Used in) Financing	–	–	401.6	(46.1)	355.5
Transfer to Capital Redemption Reserve	(7.5)	7.5	–	–	–
Injection in form of Fixed Assets	–	–	–	29.3	29.3
Share of Profit	–	–	–	9.6	9.6
At 31st December 2002	5,330.5	144.2	1,739.7	121.5	7,335.9

Subsidiary Companies

The following is a list of the principal subsidiaries as at 31st December 2003:

Name	Issued Share Capital/ Registered Capital	Percentage of Issued/ Registered Capital Held	Place of Incorporation/ Operation	Principal Activity
Barnaby Assets Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities Investment
# Brilliant World International Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
Danetop Services Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities Investment
ECO Energy Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	LPG Filling Stations
Hong Kong & China Gas (China) Limited	10,000 ordinary shares of HK$1 each	100	British Virgin Islands	Investment Holding
Δ Hong Kong & China Gas Investment Limited	USD 30 million	100	PRC	Investment Holding
Monarch Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
Pathview Properties Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
Planwise Properties Limited	2,000 ordinary shares of HK$1 each	100	British Virgin Islands/ Hong Kong	Property Holding
Prominence Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
# Quality Testing Services Limited	10,000 ordinary shares of HK$1 each	100	Hong Kong	Appliance Testing
Starmax Assets Limited	90 million ordinary shares of HK$1 each	100	British Virgin Islands/ Hong Kong	Property Development
Superfun Enterprises Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities Investment
Technology Capitalization Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
# Towngas Industrial Gas Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Dry Ice and Production of Industrial Gas
# Towngas International Company Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
# Towngas Investment Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Investment Holding

Direct subsidiaries of the Company

Δ Wholly Foreign-owned Enterprise

Subsidiary Companies (continued)

Name	Issued Share Capital/ Registered Capital	Percentage of Issued/ Registered Capital Held	Place of Incorporation/ Operation	Principal Activity
Towngas Retail Enterprise Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Café, Restaurant and Retail Sales
# Towngas Technologies Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
Towngas Telecommunications Company Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Telecommunications Business
Uticom Limited	100 ordinary shares of HK$1 each	60	Hong Kong	Development of Automatic Meter Reading System
Upwind International Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities Investment
U-Tech Engineering Company Limited	5,500,000 ordinary shares of HK$1 each	100	Hong Kong	Engineering and Related Businesses
Vast World Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands	Securities Investment
* Guangzhou Dongyong Hong Kong & China Gas Limited	RMB 53.3 million	80	PRC	Gas Sales and Related Businesses
* Guangzhou Jianke Hong Kong & China Gas Company Limited	RMB 10.8 million	70	PRC	Gas Sales and Related Businesses
* Jinan Hong Kong & China Gas Company Limited	RMB 100.0 million	60	PRC	Gas Sales and Related Businesses
* Longkou Hong Kong & China Gas Company Limited	RMB 42.0 million	70	PRC	Gas Sales and Related Businesses
* Nanjing Chemical Industry Park Hong Kong & China Gas Company Limited	RMB 6.2 million	80	PRC	Gas Sales and Related Businesses
* Panyu Hong Kong & China Gas Limited	RMB 105.0 million	80	PRC	Gas Sales and Related Businesses
* Qingdao Dong Yi Hong Kong & China Gas Company Limited	RMB 21.8 million	60	PRC	Gas Sales and Related Businesses
* Qingdao Zhongji Hong Kong & China Gas Company Limited	RMB 18.5 million	90	PRC	Gas Sales and Related Businesses
* Taizhou Hong Kong & China Gas Company Limited	RMB 83.0 million	65	PRC	Gas Sales and Related Businesses
* Tongxiang Hong Kong & China Gas Company Limited	RMB 57.9 million	76	PRC	Gas Sales and Related Businesses
* Wujiang Hong Kong & China Gas Company Limited	RMB 19.2 million	80	PRC	Gas Sales and Related Businesses
* Yixing Hong Kong & China Gas Company Limited	RMB 124.0 million	80	PRC	Gas Sales and Related Businesses
* Zhongshan Hong Kong & China Gas Limited	RMB 96.0 million	70	PRC	Gas Sales and Related Businesses
* Zhangjiagang Hong Kong & China Gas Company Limited	RMB 12.0 million	51	PRC	Gas Sales and Related Businesses

Direct subsidiaries of the Company
*Sino-foreign Equity Joint Ventures

CORPORATE INFORMATION

Chairman
LEE Shau Kee

Directors
LIU Lit Man
LEUNG Hay Man
LEE Hon Chiu
Colin LAM Ko Yin
David LI Kwok Po
Ronald CHAN Tat Hung
LEE Ka Kit
Alfred CHAN Wing Kin
James KWAN Yuk Choi
LEE Ka Shing

Managing Director
Alfred CHAN Wing Kin

Executive Director and Company Secretary
Ronald CHAN Tat Hung

Executive Director and Chief Operating Officer
James KWAN Yuk Choi

Registered Office
23rd Floor, 363 Java Road, North Point, Hong Kong

Company's Website
www.towngas.com

Registrars
Computershare Hong Kong Investor Services Limited
Rooms 1901-5, 19th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building, Central, Hong Kong

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
1 Queen's Road Central, Hong Kong

The Bank of East Asia, Limited
10 Des Voeux Road Central, Hong Kong

FINANCIAL CALENDAR

Half-Year Results	Announced on Monday, 1st September 2003
Full-Year Results	Announced on Thursday, 11th March 2004
Annual Report	Posted to Shareholders on Thursday, 8th April 2004
Register of Shareholders	To be closed on Wednesday, 21st April to Friday, 23rd April 2004
Annual General Meeting	To be held on Wednesday, 5th May 2004
Dividends – Interim	12 cents – Paid Monday, 20th October 2003
– Final (Proposed)	23 cents – Payable Thursday, 6th May 2004

Both printed English and Chinese versions of this Annual Report are available upon request from the Company and the Company's Registrars free of charge.
The website version of this Annual Report is also available on the Company's website.

The Hong Kong and China Gas Company Limited
23rd Floor, 363 Java Road, North Point, Hong Kong
Website: www.towngas.com

The Asian Wall Street Journal 8 April 2004

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0003)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Hong Kong and China Gas Company Limited will be held in the Pheasant Room, Mandarin Oriental Hotel, Hong Kong on Wednesday, 5th May 2004 at noon for the following purposes:

1. To receive and consider the statement of accounts for the year ended 31st December 2003 and the reports of the Directors and Auditors thereon.
2. To declare a final dividend.
3. To re-elect Directors.
4. To re-appoint PricewaterhouseCoopers as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration.
5. To approve each Director's fee at the rate of HK$130,000 per annum and in the case of the Chairman an additional fee at the rate of HK$130,000 per annum.
6. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions and a special resolution respectively:–

Ordinary Resolutions

(I) "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase Shares be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders in general meeting;

"Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares of the Company."

(II) "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options and warrants which will or might require Shares to be allotted, issued or disposed of during or after the end of the Relevant Period be and is hereby generally and unconditionally approved;

to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

(c) in Article 81, by replacing the words "Securities and Futures (Clearing House) Ordinance (Chapter 420 of the Laws of Hong Kong)" with the words "Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)";

(d) in Article 93, by replacing the words "not less than six and not more than twenty-eight clear days before" in paragraph (b) with the words "not earlier than the day after the despatch of the notice of the meeting and not later than seven days prior to";

(e) in Article 105(G):

(1) in the first paragraph, by replacing the words "person connected with him" with the words "of his associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange)";

(2) by adding the words "or any of his associates" in the following places:

(A) in paragraph (i), after the words "the giving to him";

(B) in paragraph (ii), after the words "for which he himself";

(C) in paragraph (iii), after the words "in which offer the director";

(D) in paragraph (iv), after the words "any contract in which he";

(E) in paragraph (v), after the words "in which he"; and

(F) in paragraph (vii), after the words "under which he";

(3) in paragraph (i), by adding the words "or any of them" after the words "money lent or obligations undertaken by him";

(4) in paragraph (iii), by replacing the words "the director is to participate" with the words "any of them is to participate";

(5) in paragraph (iv), by adding the words "or their" after the words "by virtue of his";

(6) in paragraph (v), by replacing the word "owns" with the words "and any of his associates in aggregate own";

(7) in paragraph (vi), by adding the words ", their associates" after the words "relates both to directors" and adding the words ", or any of his associates," after the words "in respect of any director"; and

(8) in paragraph (vii), by adding the words ", or any of his associates," after the words "does not accord to any director";

(f) in Article 105(H):

(1) in the first line, by replacing the word "owns" with the words "and any of his associates in aggregate own";

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

the expressions "Relevant Period" and "Shares" shall have the same meaning as assigned to them under Resolution 6(I) set out in the Notice of Annual General Meeting of which this Resolution forms part, with references to "this Resolution" in the definition of "Relevant Period" being construed as references to this Resolution 6(II); and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(III) "**THAT** conditional upon the passing of Resolutions 6(I) and 6(II) set out in the Notice of Annual General Meeting of which this Resolution forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 6(II) for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make, issue or grant offers, agreements, options and warrants which might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the said Resolution 6(I) of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

Special Resolution

(IV) "**THAT** the Articles of Association of the Company be and are hereby amended as follows:

(a) in Article 69, by adding the words "the provisions of these Articles and" after the words "Subject to";

(b) by adding the following as a new Article 79A after the existing Article 79:

"79A. Where any Member is, under the Rules Governing the Listing of Securities on the Stock Exchange, required to abstain from voting on any particular resolution or restricted

(2) in the second line, by replacing the words "he is" with the words "they are";

(3) in the third line, by replacing the word "holder" with the word "holders";

(4) in the fourth line, by adding the words "(or of any third company through which the interest of the director or that of his associates is derived)" before the words "or of the voting rights";

(5) in the fifth line, by replacing the word "Members" with the word "members";

(6) in the sixth line, by adding the words "or any of his associates" after the words "held by the director";

(7) in the seventh line, by replacing the words "he has" with the words "he and his associates have";

(8) in the eighth line, by replacing the words "his interest" with the words "the interest of him and his associates"; and

(9) in the tenth line, by adding the words "or any of his associates" after the words "in which he";

(g) in Article 105(I), by replacing the word "owns" with the words "and any of his associates in aggregate own"; and

(h) in Article 105(K), by replacing the word "Member" with the word "member"."

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 8th April 2004

Notes:

1. The Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants.

2. Any member entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company. The proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the time appointed for holding the meeting.

3. At the Annual General Meeting, the Chairman of the meeting will exercise his power under Article 70 of the Articles of Association to put each of the resolutions set out in the notice of the meeting to the vote by way of poll.

4. The register of members will be closed from Wednesday, 21st April 2004 to Friday 23rd April 2004, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 20th April 2004.

5. If approved, the dividend will be payable on Thursday, 6th May 2004.

As at the date of this notice, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man, Dr. Lee Hon Chiu*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

Towngas
The Hong Kong and China Gas Company Limited

pursuant to
Rule 12g3-2(b)
Securities Act 1934

RECEIVED
2004 MAY
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PROXY FORM (ANNUAL GENERAL MEETING – 5TH MAY 2004)

I/We being a member/members of The Hong Kong and China Gas Company Limited (the "Company") and entitled to vote at the meeting hereafter mentioned, hereby appoint *DR. LEE SHAU KEE, or failing him, *MR. LAM KO YIN, COLIN, or failing him, *MR. LEUNG HAY MAN, or failing him, *MR. LEE KA KIT (all of whom are Directors of the Company), OR

____

(Please insert full name and address of person or persons whom you wish to appoint)

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 5th May 2004 and at every adjournment thereof in respect of the resolutions set out in the Notice of Annual General Meeting as indicated below, and if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the statement of accounts for the year ended 31st December 2003 and the reports of the Directors and Auditors thereon		
2.	To declare a final dividend		
3(I).	To re-elect Mr. Lam Ko Yin, Colin as Director		
3(II).	To re-elect Mr. Lee Ka Shing as Director		
4.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration		
5.	To approve each Director's fee and the additional fee for the Chairman		
6(I).	To approve the general mandate to the Directors for repurchase of shares		
6(II).	To approve the general mandate to the Directors for the issue of additional shares		
6(III).	To authorise the Board of Directors to allot, issue or otherwise deal with additional shares equal to the number of shares repurchased under Resolution 6(I)		
6(IV).	To approve the amendments to the Company's Articles of Association		

FULL NAME(S) OF
SHAREHOLDER(S) ______________________ (ENGLISH) ______________ (CHINESE)

ADDRESS ____

SIGNATURE(S) ______________________ DATED THIS ________ DAY OF ____________ 2004

Notes:

1. Please indicate with a "✓" in the spaces beside each resolution on how you wish the proxy to vote on your behalf. If left blank, the proxy will vote for or against the resolution or abstain at his discretion.

2. If there are joint holders of any share, only one need to sign. Any one of the joint holders may vote at the meeting, either personally or by proxy as if he were solely entitled thereto. But if more than one joint holder is present, personally or by proxy, only the vote of the senior holder will be counted. For this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.

3. If the member is a corporation, this form must be executed either under its common seal or under the hand of an officer or attorney or other person duly authorised in writing.

4. To be valid, this proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be completed, signed and deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

5. A proxy need not be a member of the Company.

* *These names should be deleted if person(s) other than the Directors is/are appointed as proxy. Any alteration to this form must be initialled by the person who signs it.*

香港中華煤氣有限公司

（根據公司條例在香港註冊成立）

（2004年5月5日舉行之股東週年大會）
代表委任表格

本人／吾等為香港中華煤氣有限公司（「本公司」）之股東，並有權在下述之會議中投票，茲委任*李兆基博士，如其未能出任，或*林高演先生，如其未能出任，或*梁希文先生，如其未能出任，或*李家傑先生（彼等皆為本公司之董事），或

____

（請填寫擬委任為代表人士之姓名及地址）

為本人／吾等之代表，代表本人／吾等出席於2004年5月5日舉行之股東週年大會及其任何續會，及就下列載於股東週年大會通告之決議案，按以下指示或倘若未有給予指示，則按本人／吾等之代表認為適當之做法投票表決。

	決議案	贊成	反對
1.	省覽截至2003年12月31日止年度之年結及董事會及核數師之報告書		
2.	宣布分派末期股息		
3(I).	重新選舉林高演先生為董事		
3(II).	重新選舉李家誠先生為董事		
4.	重行委聘羅兵咸永道會計師事務所為本公司之核數師，並授權董事會釐訂其酬金		
5.	通過董事袍金及主席之額外袍金		
6(I).	通過授予董事會一般權力，以購回本公司之股份		
6(II).	通過授予董事會一般權力，以發行本公司之額外股份		
6(III).	授權董事會配發、發行或以其他方式處置相等於根據第6(I)項決議案授權而購回之股份數目之額外股份		
6(IV).	通過修改公司組織章程細則		

股東姓名 ______________________（英文）______________________（中文）

地址 ____

簽名 ______________________ 日期：2004年__________月__________日

附註：

1. 請在上列空格以「✓」表明對每一項決議案於投票表決時　閣下希望代表如何代　閣下投票。倘若　閣下未有表明代表應如何投票時，則代表可自行決定投票贊成或反對或放棄投票。
2. 如屬聯名股東，則只需其中一位聯名股東簽署。任何一位聯名股東可親自或委任代表出席會議進行投票，猶如該位聯名股東獨自持有全部該等聯名股份一般。但假若超過一位該等聯名股東親自出席或委任代表出席會議時，則以享有優先投票權之一位聯名股東所投之票方為有效。就此而言，在股東名冊上就聯名股份排名次序較先之聯名股東享有優先投票權。
3. 若股東為一法團，則此表格須蓋上公司印鑑或由已獲書面正式授權之職員或受託人或其他人士簽署。
4. 此代表委任表格及簽署代表委任表格授權書或其他授權文件（如有）或經公證人簽署證明之有關授權文件之副本，最遲須於會議或任何續會舉行前48小時填寫及簽署妥當並送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室，方屬有效。
5. 代表毋須為本公司之股東。

* 若　閣下擬委任董事以外之其他人士為其代表，則請將上述董事姓名刪去。代表委任書之每項更正，均須由簽署人加簽確認。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in The Hong Kong and China Gas Company Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE OF ANNUAL GENERAL MEETING
PROPOSALS FOR
GENERAL MANDATES
TO ISSUE SHARES AND REPURCHASE SHARES
AND
AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The notice convening the Annual General Meeting of The Hong Kong and China Gas Company Limited to be held in Hong Kong on Wednesday, 5th May 2004 at noon at which the above proposals will be considered is set out on pages 8 to 13. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy as instructed as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting.

8th April 2004

CONTENTS

Page

In this document and the appendix the following expressions have the following meanings unless the context otherwise requires:

"Annual General Meeting"	the annual general meeting of the Company to be held on Wednesday, 5th May 2004 at noon, notice of which is set out on pages 8 to 13 of this document
"Articles of Association"	the articles of association of the Company as altered from time to time
"Board of Directors"	the board of directors of the Company
"Company"	The Hong Kong and China Gas Company Limited
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Ordinance"	Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"Record Date"	23rd April 2004, being the date for determination of entitlement to the final dividend
"Register"	the register of members of the Company
"Shareholders"	holders of Shares
"Shares"	shares of $0.25 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"$" or "cent"	Hong Kong dollars and cents respectively

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Directors:
Dr. Lee Shau Kee, *Chairman* *
Mr. Liu Lit Man **
Mr. Leung Hay Man *
Dr. Lee Hon Chiu **
Mr. Colin Lam Ko Yin *
Dr. The Hon. David Li Kwok Po **
Mr. Ronald Chan Tat Hung
Mr. Lee Ka Kit *
Mr. Alfred Chan Wing Kin
Mr. James Kwan Yuk Choi
Mr. Lee Ka Shing *

Registered Office:
23rd Floor
363 Java Road
North Point
Hong Kong

* *non-executive director*
** *independent non-executive director*

8th April 2004

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1. INTRODUCTION

In the announcement dated 11th March 2004 of the audited results of the Company for the year ended 31st December 2003, the Board of Directors proposed to renew general mandates granted to the Board of Directors to issue Shares and repurchase Shares, details of which are set out below. In addition, the purpose of this document is to give you notice of the Annual General Meeting to be convened for the purpose of considering and, if thought fit, passing resolutions to approve the renewal of the general mandates and the amendments to the Articles of Association.

2. CLOSURE OF REGISTER OF MEMBERS

The Register will be closed from Wednesday, 21st April 2004 to Friday, 23rd April 2004 (both days inclusive) in order to determine entitlements of Shareholders to the proposed final dividend for the financial year ended 31st December 2003. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 20th April 2004.

3. RE-ELECTION OF DIRECTORS

According to the Articles of Association, one-third of the non-executive directors of the Company are subject to retirement by rotation at every annual general meeting. Pursuant to Article 97 of the Articles of Association, Mr. Lam Ko Yin, Colin and Mr. Lee Ka Shing are due to retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for reappointment. Neither Mr. Lam Ko Yin, Colin nor Mr. Lee Ka Shing has entered into any service contract with the Company. The details and brief biography of each of Mr. Lam Ko Yin, Colin and Mr. Lee Ka Shing are set out in the "Biographical Details of Directors" of the Company's 2003 annual report.

4. GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 29th April 2003, ordinary resolutions were passed to renew the general mandates to the Board of Directors (i) to repurchase, inter alia, Shares, the aggregate nominal amount of which does not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company; and (ii) to allot, issue and otherwise deal with Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue on 29th April 2003 and the nominal amount (up to a maximum of 10 per cent of the aggregate nominal amount of the Company's then issued share capital) of any Shares repurchased by the Company.

Pursuant to the Ordinance and the Listing Rules, these general mandates lapse at the conclusion of the Annual General Meeting, unless renewed then. Resolutions set out as Resolutions 6(I), 6(II) and 6(III) in the notice of Annual General Meeting will be proposed to renew these mandates. With reference to these resolutions, the Board of Directors wish to state that they have no immediate plans to repurchase any Shares or to issue any new Shares or warrants pursuant to the relevant mandates.

The Explanatory Statement required by the Listing Rules to be sent to Shareholders in connection with the proposed repurchase resolution is set out in the Appendix to this document. This contains all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution.

5. AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Stock Exchange has recently made certain amendments to the Listing Rules which came into effect on 31st March 2004. In principle, the amended provisions of the Listing Rules require, inter alia, the Articles of Association to conform with the following:

(i) the minimum seven-day period for lodgment by shareholders of the notice to nominate a director shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days before the date of such meeting (paragraph 4(5) of Appendix 3 of the Listing Rules);

(ii) directors shall abstain from voting at the board meeting on any matter in which any of his associates has a material interest and are not to be counted towards the quorum of the relevant board meeting (paragraph 4(1) of Appendix 3 of the Listing Rules); and

(iii) where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted (paragraph 14 of Appendix 3 of the Listing Rules).

In addition, the Securities and Futures (Clearing House) Ordinance (Chapter 420 of the Laws of Hong Kong) was repealed on 1st April 2003 upon the commencement of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

To ensure compliance with the amended provisions of the Listing Rules and as a result of the commencement of the Securities and Futures Ordinance, a special resolution will be proposed at the Annual General Meeting to amend the Articles of Association.

A special resolution which requires not less than 75 per cent of the votes cast by the Shareholders attending and entitled to vote at the Annual General Meeting will be put forth as special business to be considered and approved by the Shareholders. Details relating to the proposed amendments to the Articles of Association are set out in Resolution 6(IV).

6. ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting to be held at the Pheasant Room, Mandarin Oriental Hotel, Hong Kong on Wednesday, 5th May 2004 at noon is set out on pages 8 to 13. At the Annual General Meeting, ordinary resolutions numbered 6(I), 6(II) and 6(III) and special resolution numbered 6(IV) will be proposed to approve the renewal of the general mandate for the repurchase of Shares, the renewal of the general mandate to allot, issue and otherwise deal with additional Shares and the amendments to the Articles of Association.

A form of proxy for the Annual General Meeting is enclosed. Whether or not you are attending the meeting, please complete the form of proxy as instructed and return the same to the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event no later than 48 hours before the time appointed for holding the meeting. You can still attend and vote at the Annual General Meeting even if you have completed and sent in a proxy form.

Pursuant to Article 70 of the Articles of Association, a resolution put to the vote at any general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand of a poll) a poll is properly demanded. Subject to the Ordinance, a poll may be demanded by:

(a) the chairman of the general meeting; or

(b) at least three Shareholders present in person or by proxy and entitled to vote; or

(c) any Shareholder or Shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the general meeting; or

(d) any Shareholder or Shareholders present in person or by proxy and holding shares conferring a right to attend and vote at the general meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

7. RECOMMENDATIONS

The Board of Directors believes that the general mandates to repurchase Shares and to issue new Shares and the amendments to the Articles of Association are in the interests of the Company and the Shareholders and accordingly recommend you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Lee Shau Kee
Chairman

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for the repurchase of Shares and also constitutes the memorandum required under section 49BA of the Ordinance. References in this statement to "shares" means share(s) of all classes in the capital of the Company and includes shares of $0.25 each and securities issued by the Company which carry a right to subscribe or purchase shares in the capital of the Company.

(i) The resolution set out as Resolution 6(I) in the notice convening the Annual General Meeting which will be proposed as an ordinary resolution at that meeting, relates to the grant of a general mandate to Directors to repurchase on the Stock Exchange fully-paid up shares representing up to 10 per cent of the shares in issue as at the date of such Resolution. As at 1st April 2004, being the latest practicable date prior to the printing of this document for determining such figure, the number of Shares in issue, was 5,643,651,988. On the basis of such figure and assuming there is no issue or repurchase of Shares prior to the date of Annual General Meeting, the Directors would be authorised to repurchase up to 564,365,198 Shares.

(ii) The Directors believe that the ability to repurchase shares is in the best interests of the Company and its Shareholders.

Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase shares to give the Company the flexibility to do so if and when appropriate. The Directors will decide the number(s) and class(es) of shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased at the relevant time having regard to the circumstances then pertaining.

(iii) It is envisaged that any repurchase would be funded from the distributable profits of the Company.

(iv) The working capital or gearing position of the Company could be adversely affected (as compared with the position disclosed in the Company's most recently published audited accounts contained in the Annual Report for the year ended 31st December 2003) in the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital or gearing position of the Company as is from time to time appropriate.

(v) None of the Directors nor (to their best knowledge) any of their associates (as defined in the Listing Rules) presently intend to sell shares to the Company in the event that the general mandate is granted.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) As at 1st April 2004, being the latest practicable date prior to the printing of this document, Dr. Lee Shau Kee, the Chairman, beneficially owned 3,226,174 Shares personally (0.06 per cent of the total issued Shares). In addition, 2,157,017,776 Shares (38.22 per cent of the total issued Shares) were beneficially owned by a subsidiary of Henderson Development Limited ("HD"), Fu Sang Company Limited ("FS") and some of the subsidiaries of Henderson Investment Limited ("HI"). Henderson Land Development Company Limited, a subsidiary of HD, beneficially owned more than 50 per cent of the issued shares of HI. Rimmer (Cayman) Limited ("Rimmer") as trustee of a discretionary trust held a majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited ("Hopkins") as trustee of the Unit Trust beneficially owned all the issued ordinary shares which carry the voting rights in the share capitals of HD and FS. Dr. Lee Shau Kee beneficially owned all the issued shares of Rimmer and Hopkins.

(viii) Together with his personal Shareholding in the Company, Dr. Lee Shau Kee was interested in 2,160,243,950 Shares (38.28 per cent of the total issued Shares) as at 1st April 2004. If the repurchase mandate is exercised in full by the Company and assuming that Dr. Lee Shau Kee does not dispose of any of his Shares, his percentage Shareholding in the Company will amount to 42.53 per cent of the total issued Shares. Accordingly, under Rule 26 of the Hong Kong Code on Takeovers and Mergers, an obligation to make a general offer to Shareholders may arise as a result of an exercise of the mandate.

(ix) The Company had not purchased any Shares in the six months immediately prior to the printing of this document.

(x) No "connected person", that is, a director, chief executive or substantial shareholder of the Company or any of its subsidiaries or their respective associates (as defined in the Listing Rules) has notified it of a present intention to sell shares to the Company and no such persons have undertaken not to sell any shares held by them to the Company in the event that the general mandate is granted by the Shareholders.

(xi) The highest and lowest prices at which the Shares traded on the Stock Exchange in the previous twelve months are as follows:

	Highest ($)	Lowest ($)
March 2003	9.95	9.45
April 2003	9.80	9.10
May 2003	9.95	9.20
June 2003	10.10	9.75
July 2003	10.10	9.75
August 2003	10.55	9.95
September 2003	10.75	10.30
October 2003	10.80	10.40
November 2003	11.70	10.70
December 2003	11.95	11.20
January 2004	12.90	11.45
February 2004	13.55	12.50
March 2004	13.95	12.60

(In case of discrepancy between the original English version and the Chinese translation of this document, the English version shall prevail)

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Hong Kong and China Gas Company Limited will be held in the Pheasant Room, Mandarin Oriental Hotel, Hong Kong on Wednesday, 5th May 2004 at noon for the following purposes:

1. To receive and consider the statement of accounts for the year ended 31st December 2003 and the reports of the Directors and Auditors thereon.

2. To declare a final dividend.

3. To re-elect Directors.

4. To re-appoint PricewaterhouseCoopers as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration.

5. To approve each Director's fee at the rate of HK$130,000 per annum and in the case of the Chairman an additional fee at the rate of HK$130,000 per annum.

6. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions and a special resolution respectively:

Ordinary Resolutions

(I) "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase Shares be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders in general meeting;

"Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares of the Company."

(II) "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options and warrants which will or might require Shares to be allotted, issued or disposed of during or after the end of the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

the expressions "Relevant Period" and "Shares" shall have the same meaning as assigned to them under Resolution 6(I) set out in the Notice of Annual General Meeting of which this Resolution forms part, with references to "this Resolution" in the definition of "Relevant Period" construed as references to this Resolution 6(II); and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(III) "THAT conditional upon the passing of Resolutions 6(I) and 6(II) set out in the Notice of Annual General Meeting of which this Resolution forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 6(II) for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make, issue or grant offers, agreements, options and warrants which might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the said Resolution 6(I) of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

Special Resolution

(IV) "THAT the Articles of Association of the Company be and are hereby amended as follows:

(a) in Article 69, by adding the words "the provisions of these Articles and" after the words "Subject to";

(b) by adding the following as a new Article 79A after the existing Article 79:

"79A. Where any Member is, under the Rules Governing the Listing of Securities on the Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

(c) in Article 81, by replacing the words "Securities and Futures (Clearing House) Ordinance (Chapter 420 of the Laws of Hong Kong)" with the words "Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)";

(d) in Article 93, by replacing the words "not less than six and not more than twenty-eight clear days before" in paragraph (b) with the words "not earlier than the day after the despatch of the notice of the meeting and not later than seven days prior to";

(e) in Article 105(G):

(1) in the first paragraph, by replacing the words "person connected with him" with the words "of his associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange)";

(2) by adding the words "or any of his associates" in the following places:

(A) in paragraph (i), after the words "the giving to him";

(B) in paragraph (ii), after the words "for which he himself";

(C) in paragraph (iii), after the words "in which offer the director";

(D) in paragraph (iv), after the words "any contract in which he";

(E) in paragraph (v), after the words "in which he"; and

(F) in paragraph (vii), after the words "under which he";

(3) in paragraph (i), by adding the words "or any of them" after the words "money lent or obligations undertaken by him";

(4) in paragraph (iii), by replacing the words "the director is to participate" with the words "any of them is to participate";

(5) in paragraph (iv), by adding the words "or their" after the words "by virtue of his";

(6) in paragraph (v), by replacing the word "owns" with the words "and any of his associates in aggregate own";

(7) in paragraph (vi), by adding the words ", their associates" after the words "relates both to directors" and adding the words ", or any of his associates," after the words "in respect of any director"; and

(8) in paragraph (vii), by adding the words ", or any of his associates," after the words "does not accord to any director";

(f) in Article 105(H):

(1) in the first line, by replacing the word "owns" with the words "and any of his associates in aggregate own";

(2) in the second line, by replacing the words "he is" with the words "they are";

(3) in the third line, by replacing the word "holder" with the word "holders";

(4) in the fourth line, by adding the words "(or of any third company through which the interest of the director or that of his associates is derived)" before the words "or of the voting rights";

(5) in the fifth line, by replacing the word "Members" with the word "members";

(6) in the sixth line, by adding the words "or any of his associates" after the words "held by the director";

(7) in the seventh line, by replacing the words "he has" with the words "he and his associates have";

(8) in the eighth line, by replacing the words "his interest" with the words "the interest of him and his associates"; and

(9) in the tenth line, by adding the words "or any of his associates" after the words "in which he";

(g) in Article 105(I), by replacing the word "owns" with the words "and any of his associates in aggregate own"; and

(h) in Article 105(K), by replacing the word "Member" with the word "member"."

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 8th April 2004

Notes:

1. The Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants.

2. Any member entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company. The proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the time appointed for holding the meeting.

3. At the Annual General Meeting, the Chairman of the meeting will exercise his power under Article 70 of the Articles of Association to put each of the resolutions set out in the notice of the meeting to the vote by way of poll.

4. The register of members will be closed from Wednesday, 21st April 2004 to Friday, 23rd April 2004, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 20th April 2004.

5. If approved, the dividend will be payable on Thursday, 6th May 2004.

閣下對本文件各方面內容或應辦之手續如有任何疑問，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有香港中華煤氣有限公司股份，應立即將本文件連同隨附之代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港中華煤氣有限公司

（根據公司條例在香港註冊成立）

股東週年大會通告
建議
一般性授權
發行股份及購回股份
及
修改組織章程細則

香港中華煤氣有限公司訂於2004年5月5日星期三中午舉行股東週年大會，在該大會上將會考慮上述建議，該大會之通告載於第八頁至第十三頁。無論　閣下能否出席大會，均請按照隨附之代表委任表格上印列之指示將有關表格填妥及盡快交回，最遲須於大會指定舉行時間48小時前交回。

2004年4月8日

目 錄

在本文件及其附錄中，除文義另有所指外，下列詞語涵義如下：

「股東週年大會」	指	訂於2004年5月5日星期三中午舉行之本公司股東週年大會，大會通告載於本文件第八頁至第十三頁
「組織章程細則」	指	不時變更的本公司組織章程細則
「本公司」	指	香港中華煤氣有限公司
「董事會」	指	本公司董事會
「上市規則」	指	聯交所證券上市規則
「條例」	指	公司條例（香港法例第32章）
「記錄日期」	指	2004年4月23日，即確定可獲發末期股息之日期
「股東名冊」	指	本公司之股東名冊
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.25元之股份
「聯交所」	指	香港聯合交易所有限公司
「元」及「仙」	概指	香港幣值

香港中華煤氣有限公司

（根據公司條例在香港註冊成立）

董事：
李兆基博士（主席）*
廖烈文先生**
梁希文先生*
利漢釗博士**
林高演先生*
李國寶博士**
陳達雄先生
李家傑先生*
陳永堅先生
關育材先生
李家誠先生*

* 非執行董事
** 獨立非執行董事

註冊辦事處：
香港
北角渣華道363號
23樓

敬啟者：

建議一般性授權發行股份及購回股份及修改組織章程細則

1. 緒言

於2004年3月11日公布本公司截至2003年12月31日止年度經審核業績時，董事會建議延續給予董事會發行股份及購回股份之一般性授權，有關建議之細節詳見下文。除此以外，本文件並旨在向各股東發出股東週年大會通告。本屆股東週年大會之目的，是考慮並在各股東認為適當之情況下通過決議案，以批准延續上述一般性授權及修改組織章程細則。

2. 暫停辦理股份過戶登記

本公司將由2004年4月21日星期三至2004年4月23日星期五（包括首尾兩天）暫停辦理股份過戶登記，以確定股東對擬派截至2003年12月31日止年度之末期股息所應享有之權利。為確保有資格收取建議之末期股息，所有股份過戶文件連同有關股票，必須於2004年4月20日星期二下午4時前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓。

3. 重選董事

根據組織章程細則，在每一屆之股東週年大會上，三分之一之非執行董事須輪值告退。根據組織章程細則第97條，於本屆股東週年大會舉行時林高演先生及李家誠先生輪值告退，但仍可再選連任。林高演先生及李家誠先生並無與本公司簽署任何服務合約。有關林高演先生及李家誠先生之個人資料，詳見本公司2003年年報之《董事個人資料》。

4. 一般性授權發行股份及購回股份

在2003年4月29日舉行之本公司上屆之股東週年大會上，通過普通決議延續給予董事會(i)分別購回面值總額不超過本公司已發行股本面值總額10%之股份；及(ii)配發、發行及以其他方式處置不超過本公司於2003年4月29日之已發行股本面值總額之20%及本公司購回之任何股份之面值（最多達本公司當時已發行股本面值總額10%）總額之股份之一般性授權。

根據條例及上市規則之條款，除非在本屆之股東週年大會上重新作出上述一般性授權，否則此等授權將在本屆之股東週年大會完結時失效。載於股東週年大會通告第6(I)、6(II)及6(III)項決議案將於本屆之股東週年大會上提呈，以重新作出該等授權。有關此等決議案，董事會欲說明目前並無計劃根據有關授權購回任何股份或發行任何新股份或認股權證。

遵照上市規則之規定寄予股東之有關回購決議案之說明書載於本文件之附錄，其中盡可能載有讓股東就贊成或反對該等決議案而作出有資料根據之選擇所需之資料。

5. 修改組織章程細則

聯交所最近就上市規則作出之某些修訂於2004年3月31日生效。原則上，經修訂之上市規則要求本公司之組織章程細則須符合以下規定：

(i) 股東呈交董事提名的（至少七天）通知期，不得在發出有關進行董事競選會議通知當日或之前開始，也須於該會議舉行日期之前七天（或之前）結束（上市規則附錄三第4(5)段）；

(ii) 若董事的聯繫人在某事項上具有重大權益，有關董事須放棄在董事會會議上就該事項進行表決，有關董事也不會計入有關董事會會議的法定人數內（上市規則附錄三第4(1)段）；及

(iii) 凡任何股東須按上市規則於某一事項上放棄表決權或只能投贊成或反對票，任何違反有關規定或限制的股東投票或代表有關股東投票，將不能計入表決結果內（上市規則附錄三第14段）。

同時，《證券及期貨（結算所）條例》（香港法例第420章）已在《證券及期貨條例》（香港法例第571章）於2003年4月1日生效時被廢除。

為確保符合已修訂之上市規則之規定及由於《證券及期貨條例》已生效，修改組織章程細則之特別決議案將於股東週年大會內提出。

需經出席股東週年大會並有至少百分之七十五擁有投票權之股東表決之特別決議案將由股東作為特別事項考慮採納。有關建議修改組織章程細則之詳情載於第6(IV)項決議案。

6. 股東週年大會

建議於2004年5月5日星期三中午12時正在香港文華東方酒店雙喜廳舉行本公司股東週年大會之通告載於第八頁至第十三頁。在股東週年大會上，第6(I)、6(II)及6(III)項普通決議案及第6(IV)項特別決議案將被提出，以批准延續購回股份之一般性授權以及延續分配、發行及以其他方式處置新增股份之一般性授權及修改組織章程細則。

隨本文件附奉股東週年大會之代表委任表格。無論　閣下能否出席該大會，務請將該代表委任表格按其上印列之指示填妥，並盡快交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901－5室，而無論如何最遲須於大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可出席股東週年大會及投票。

根據組織章程細則第70條，於任何股東大會上提交之決議案將以舉手方式表決，除非以投票方式表決之要求適當地被提出（在宣布舉手表決結果時或之前或在撤銷其他任何以投票方式表決之要求時）。除該條例另有規定，下述人士可以提出以投票方式表決：

(a) 股東大會主席；或

(b) 至少三名親身或由委任代表出席並有權表決之股東;或

(c) 佔全體有權在該股東大會上投票的股東的總投票權不少於十分之一的一名或多於一名親身或由委任代表出席之股東;或

(d) 持有授予在股東大會上表決權利之股份之一名或多於一名親身或由委任代表出席之股東,而就股份已繳足的總款額乃相等於不少於授予該表決權的全部股份已繳足總款額的十分之一。

7. 推薦意見

董事會相信一般性授權購回股份及發行新股份及修改組織章程細則符合本公司及其股東之利益,因此建議 閣下在股東週年大會上投票贊成將予提呈之所有有關決議案。

此致

列位股東

主席
李兆基
謹啟

2004年4月8日

以下為上市規則規定就一般性授權購回股份之建議須寄予股東之說明書。說明書並構成該條例第49BA條規定之摘要。說明書中「股份」乃指本公司股本中所有類別股份，包括每股面值0.25元之股份及本公司發行附有權利可認購或購買本公司股本中之股份之證券。

(i) 將在股東週年大會上以普通決議案形式提呈而載於股東週年大會通告第6(I)項之決議案，乃關於授予董事會一項一般性授權以在聯交所購回數量相等於該項決議案獲通過當日已發行股份最多10%之已繳足股份。於2004年4月1日，即本文件付印前確定該等數字之最後實際可行日期，已發行之股份數目為5,643,651,988股。以該數字為基準及假設在股東週年大會舉行前本公司並無發行或購回股份，董事會將獲授權購回最多564,365,198股股份。

(ii) 董事會相信授予購回股份之權力符合本公司及其股東之最佳利益。

視乎情況而定，購回股份可增加資產淨值及／或每股盈利。董事會正尋求獲授一項一般性授權以購回股份，使本公司具有可在適當時購回股份之靈活性。在任何情況下將予購回之股份數目與類別及購回股份之價格及其他條款將由董事會考慮當時之情況後決定。

(iii) 預期購回股份所需之資金將從本公司之可分派溢利中撥出。

(iv) 倘購回股份之建議在建議購回期內任何時間全面實行，對本公司之營運資金或資產負債比率（與截至2003年12月31日止年度年報所載本公司最近期公布之經審核賬目中披露之狀況比較）可造成不利影響。然而，董事會不擬在會對其不時認為適合本公司之營運資金水平或資產負債比率造成重大不利影響之情況下行使該項一般性授權。

(v) 各董事或（就董事會所知）各董事之任何聯繫人士（定義見上市規則）現時不擬在股東授予一般性授權後出售股份予本公司。

(vi) 董事會已向聯交所承諾，將按照上市規則及香港法律，根據一般性授權行使本公司購回股份之權力。

(vii) 於2004年4月1日(本文件付印前之最後實際可行日期),主席李兆基博士個人實益擁有3,226,174股股份(佔已發行股份總數之0.06%)。此外,2,157,017,776股股份(佔已發行股份總數之38.22%)則由恒基兆業有限公司(「恒基兆業」)一間附屬公司、富生有限公司(「富生」)及恒基兆業發展有限公司(「恒基發展」)若干附屬公司實益擁有。恒基兆業地產有限公司為恒基兆業之附屬公司,並實益擁有超過50%恒基發展已發行股份。Rimmer (Cayman) Limited(「Rimmer」)作為一全權信託之受託人擁有一單位信託(「單位信託」)之大部分單位權益。Hopkins (Cayman) Limited(「Hopkins」)作為上述單位信託之受託人,實益擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。李兆基博士實益擁有Rimmer及Hopkins全部已發行股份。

(viii) 連同其個人股份,李兆基博士於2004年4月1日擁有2,160,243,950股股份(佔已發行股份總數之38.28%)。假設本公司全面行使一般性購回股份之授權及李兆基博士沒有出售其擁有之任何股份,李兆基博士擁有之股份佔已發行股份總數之42.53%。因此,根據香港公司收購及合併守則第26條,行使該項授權可能導致須向股東作出全面收購建議。

(ix) 本公司在本文件付印日期前六個月內並無購回股份。

(x) 本公司之「關連人士」,即本公司或其任何附屬公司的董事、行政總裁或主要股東,或任何該等人士的聯繫人(定義見上市規則)概無知會本公司彼等現擬出售股份予本公司,彼等亦無承諾在股東授予一般性授權後不出售任何其持有的股份予本公司。

(xi) 股份於過去12個月在聯交所之最高及最低成交市價如下：

	最高 （元）	最低 （元）
2003年3月	9.95	9.45
2003年4月	9.80	9.10
2003年5月	9.95	9.20
2003年6月	10.10	9.75
2003年7月	10.10	9.75
2003年8月	10.55	9.95
2003年9月	10.75	10.30
2003年10月	10.80	10.40
2003年11月	11.70	10.70
2003年12月	11.95	11.20
2004年1月	12.90	11.45
2004年2月	13.55	12.50
2004年3月	13.95	12.60

（如中文譯本之文義與英文原本有歧異時，應以英文原本為準）

香港中華煤氣有限公司

（根據公司條例在香港註冊成立）

敬啟者：本公司訂於2004年5月5日星期三中午12時正假座香港文華東方酒店雙喜廳舉行股東週年大會，議程如下：

1. 省覽截至2003年12月31日止年度之年結及董事會及核數師之報告書。

2. 宣布分派末期股息。

3. 重選董事。

4. 重行委聘羅兵咸永道會計師事務所由此次會議結束時起至下次週年大會結束時止為本公司核數師，並授權董事會釐訂其酬金。

5. 通過每名董事袍金每年為港幣13萬元，主席則另加港幣13萬元。

6. 視為特別事項處理，考慮採納下列決議案，如認為適當，即分別為普通決議及特別決議：

普通決議

(I) 「**動議**：

(a) 在下文(b)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司購回股份之一切權力；

(b) 根據上文(a)段之批准而可購回之股份面值總額不得超過於通過本決議案日期本公司已發行股本面值總額之10%，而上述之批准應以此為限；

(c) 就本決議案而言：

「有關期間」指由通過本決議案起計直至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 根據法例或公司章程規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(iii) 本公司之股東於股東大會上通過普通決議撤銷或修訂根據本決議案所授予之權力時；

「股份」是指本公司股本中所有類別之股份及附有可認購或購買本公司股份之權利之認股權證及其他證券。」

(II) **「動議：**

(a) 在下文(b)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司配發、發行及以其他方式處置本公司股本中之額外股份及進行、訂立、發行或授予將會或可能導致須於有關期間內或之後配發、發行或處置股份之招股、協議、認股權及認股權證；

(b) 除了在供股之情況下，本公司董事會根據上文(a)段之批准配發或有條件或無條件同意配發（不論其為依據認股權所配發與否）之股本面值總額不得超過本公司於通過本決議案當日之已發行股本面值總額之20%；及

(c) 就本決議案而言：

「有關期間」及「股份」與本股東週年大會通告第6項第(I)段之決議案所賦予之涵義相同，惟「有關期間」之定義中「本決議案」應被理解為本第6項第(II)段之決議案；及

「供股」指本公司董事會於指定期間內向指定記錄日期股東名冊所載之本公司股份或任何類別股份之持有人按其當時之持股比例供股（惟本公司董事會有權就零碎股份或根據任何本港以外地區之法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定而取消若干股東在此方面之權利或作出其他董事會認為必須或適當之安排）。」

(III) 「**動議**在本股東週年大會通告第6項第(I)段及第(II)段之動議獲得通過之條件下，擴大根據上文第6項第(II)段之決議案授予本公司董事會現已生效由董事會行使本公司權力配發、發行及以其他方式處置本公司股本中之股份及進行、訂立、發行或授予可能導致須行使該等權力之招股、協議、認股權及認股權證之一般授權，即把本公司董事會根據此等一般授權而可配發或有條件或無條件同意配發之股本面值總額增加，增加額相等於本公司董事會根據上文第6項第(I)段之決議案行使本公司購回股份之權力而購回本公司股本中之股份之面值總額，惟此數額不得超過於通過本決議案日期本公司已發行股本面值總額之10%。」

特別決議

(IV) 「**動議**本公司之組織章程細則修改如下：

(a) 在第69條之「受限於」之後加入「本章程之規定及」；

(b) 在現有第79條之後加入下述內容，作為新之第79A條：

「79A. 當任何股東根據《香港聯合交易所有限公司證券上市規則》規定，被要求放棄對任何特定決議之投票或受到限制而僅可就任何特定決議投贊成或反對票時，該股東或其代表違反上述要求或限制作出之任何投票均不予以計算。」

(c) 在第81條中，以「證券及期貨條例（香港法例第571章）」取代「證券及期貨（結算所）條例（香港法例第420章）」；

(d) 在第93條中，以「不早於會議通告發出後之日並不遲於擬舉行會議之日前7日」取代(b)款中之「擬舉行會議之日前不少於6整天並不多於28整天」；

(e) 在第105條(G)款中：

(1) 在第一段中，以「他之聯繫人（定義見《香港聯合交易所有限公司證券上市規則》）」取代「與他關連之人士」；

(2) 在以下各段中，按下文所述加入「或其任何聯繫人」：

(A) 在第(i)段，在「向其」之後；

(B) 在第(ii)段，在「而其本身」之後；

(C) 在第(iii)段，在「發售證券，而董事」之後；

(D) 在第(iv)段，在「在任何合約中其」之後；

(E) 在第(v)段，在「而董事」之後；及

(F) 在第(vii)段，在「而根據該合約，董事」之後；

(3) 在第(i)段中，在「就其為本公司或其任何附屬公司之利益所借貸之款項或承擔之義務」之就其之後加入「或其任何聯繫人」；

(4) 在第(iii)段中，以「董事或其任何聯繫人將參與」取代「董事將參與」；

(5) 在第(iv)段中，在「通過其」之後加入「或其等」；

(6) 在第(v)段中，以「及其任何聯繫人總共擁有」取代「擁有」；

(7) 在第(vi)段中，在「董事和僱員與之相關」之董事之後加入「、其等之聯繫人」，及以「董事或其任何聯繫人（因其為董事或董事之聯繫人之關係）」取代「董事（因其為董事之關係）」；及

(8) 在第(vii)段中，以「董事或其任何聯繫人（因其為董事或董事之聯繫人之關係）」取代「董事（因其為董事之關係）」；

(f) 在第105條(H)款中：

(1) 在第一行，以「及其任何聯繫人總共擁有」取代「擁有」；

(2) 在第二行，以「他們是」取代「他是」；

(3) 在第三行，以「多位持有人」取代「持有人」；

(4) 在第四行，在「或投票權」之前加入「（或董事或其聯繫人取得權益之任何第三方公司）」；

(5) 在第五行，以普通之「股東」取代英文特指之「股東」；

(6) 在第六行，在「董事持有之」之董事之後加入「或其任何聯繫人」；

(7) 在第七行，以「他及其聯繫人擁有」取代「他擁有」；

(8) 在第八行，以「他及其聯繫人之權益」取代「他之權益」；及

(9) 在第十行，在「他在其中」之他之後加入「或其任何聯繫人」；

(g) 在第105條(I)款中，以「及其任何聯繫人總共擁有」取代「擁有」；及

(h) 在第105條(K)款中，以普通之「股東」取代英文特指之「股東」。」

承董事會命
執行董事及公司秘書
陳達雄 謹啟

香港，2004年4月8日

附註：

1. 董事會表示，董事會目前並無意購回任何現有股份或發行任何新股或認股權證。

2. 凡有權出席年會及投票之股東，均可委派一位或多位代表出席會議及代其投票，而該代表毋須為本公司股東。代表委任表格及簽署代表委任表格之授權書或其他授權文件（如有）或經公證人簽署證明之有關授權書或授權文件副本，最遲須於年會舉行前48小時送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓，方屬有效。

3. 股東週年大會主席將於大會上根據本公司組織章程細則第70條，要求以投票方式表決所有於本會議通告中列明之每項決議案。

4. 本公司將由2004年4月21日星期三至2004年4月23日星期五（包括首尾兩天）暫停辦理股份過戶登記。為確保有資格收取建議發行之末期股息，所有股份過戶文件連同有關股票，必須於2004年4月20日星期二下午4時前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓。

5. 如股東大會通過，股息將於2004年5月6日星期四派發。